   As filed with the Securities and Exchange Commission on September 08, 1997
                                                      Registration No. 333-_____
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               VTEL CORPORATION
            (Exact name of registrant as specified in its charter)

           DELAWARE                                     74-2415696
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                    Identification Number)

                                                      RODNEY S. BOND
                                                 CHIEF FINANCIAL OFFICER
         108 WILD BASIN ROAD                        108 WILD BASIN ROAD
         AUSTIN, TEXAS 78746                        AUSTIN, TEXAS 78746
           (512) 314-2700                              (512) 314-2700
(Name, address, including zip code,          (Name, address, including zip code,
and telephone number, including area            and telephone number, including
code, of registrant's principal                   area code of registrant's
        executive offices)                             agent for service)



                                  Copies to:

                             L. STEVEN LESHIN ESQ.
                             JENKENS & GILCHRIST,
                          A PROFESSIONAL CORPORATION
                         1445 ROSS AVENUE, SUITE 3200
                             DALLAS, TEXAS  75202
                                (214) 855-4500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
      [ ] ____________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
      [ ] ____________.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             --------------------
                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                                              PROPOSED
                                                    PROPOSED MAXIMUM          MAXIMUM
TITLE OF EACH CLASS OF                               OFFERING PRICE PER      AGGREGATE            AMOUNT OF
SECURITIES REGISTERED     AMOUNT TO BE REGISTERED    SECURITY/(1)/      OFFERING PRICE/(1)/   REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------------
Common Stock              2,879,829               $7.125                 $20,518,782           $6,217.82
==============================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices reported on the Nasdaq National Market on September 3, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

PROSPECTUS                     2,879,829 SHARES

                               VTEL CORPORATION
                                 COMMON STOCK
                                ---------------

     This Prospectus relates to 2,879,829 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of VTEL CORPORATION, a Delaware corporation (the "Company" or "VTEL"), that may be offered and sold from time to time by certain stockholders of the Company (the "Selling Stockholders"). Certain of such Shares are issuable upon exercise of Common Stock Purchase Warrants ("Warrants") issued to certain of the Selling Stockholders by Compression Labs, Incorporated ("CLI"), a company acquired by VTEL on May 23, 1997.

     The Common Stock is traded on the Nasdaq National Market under the symbol "VTEL." On September __, 1997, the closing price for the Common Stock on the Nasdaq National Market was $______.

     The Shares offered hereby may be sold from time to time by the Selling Stockholders. Such sales may be made directly, through agents designated from time to time, or through dealers and underwriters also to be designated, or on the Nasdaq National Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions (which may include the pledge or hypothecation of some or all of the Shares). To the extent required, the specific shares of Common Stock to be sold, name of the Selling Stockholder (or the pledgee, donee, distributee, transferee or other successors in interest of such Selling Stockholder, as the case may be), public offering price, the names of any such agents, dealers or underwriters, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution; Selling Stockholders."

     The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders other than minimal proceeds upon the exercise of the Warrants. All expenses of registration incurred in connection with this offering are being borne by the Company. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

     The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.

     The Company has agreed to indemnify the Selling Stockholders, and the Selling Stockholders have agreed to indemnify the Company, against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                    COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                ---------------

              THE DATE OF THIS PROSPECTUS IS SEPTEMBER ___, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, including exhibits thereto, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement, and exhibits thereto, may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web Site that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents or portions thereof filed by the Company are hereby incorporated by reference in this Prospectus:

     (i) the Company's Annual Report on Form 10-K filed with the Commission for the transition period ended July 31, 1996;

     (ii) the Company's Annual Report on Form 10-K/A filed with the Commission for the transition period ended July 31, 1996;

     (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1996, January 31, 1997 and April 30, 1997, filed with the Commission;

     (iv) the Company's Current Report on Form 8-K, dated January 6, 1997, filed with the Commission;

     (v) the Company's prospectus/proxy statement contained in its Registration Statement on Form S-4 (File No. 333-25247) filed with the Commission;

     (vi) the Company's Current Report on Form 8-K, dated May 23, 1997, as amended on Form 8-K/A, filed with the Commission;

     (vii) the Company's Current Report on Form 8-K, dated July 14, 1997, filed with the Commission; and

     (viii) the description of the Common Stock set forth in the Registration Statement on Form 8-A, filed with the Commission on March 31, 1992, including any amendment or report filed for the purpose of updating such description.

     In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits and schedules to such documents, unless such exhibits or schedules are specifically incorporated by reference into such documents). Such requests should be directed to Rodney S. Bond, Chief Financial Officer, VTEL Corporation, 108 Wild Basin Road, Austin, Texas 78746, or by telephone at (512) 314-2700.

                              PROSPECTUS SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus. In addition to other information in this Prospectus, the factors set forth under "Risk Factors" below should be considered carefully in evaluating an investment in the Common Stock offered hereby. Unless the context indicates otherwise, all references herein to the "Company" or "VTEL" refer to VTEL Corporation and its subsidiaries.

                                  THE COMPANY

     VTEL designs, manufactures and markets multi-media conferencing systems. VTEL's systems integrate traditional video and audio conferencing with additional functions, including the sharing of PC software applications and the transmission of high-resolution images and facsimiles. Through the use of VTEL's multi-media conferencing systems, users are able to replicate more closely the impact and effectiveness of face-to-face meetings. VTEL's Pen Pal Graphics/TM/ and AppsView/TM/ user interfaces make its multi-media conferencing systems simple to use. VTEL's systems are built upon a system platform which is based on industry-standard, PC-compatible open hardware and software architecture. By leveraging this open architecture design, VTEL is able to integrate into the videoconference PC-compatible hardware and software applications which allow users to customize the systems to meet their unique needs. The PC-architecture also provides a natural pathway to connect VTEL's videoconferencing systems onto local area networks (LANs) and wide area networks (WANs) thereby leveraging the rapidly expanding network infrastructures being deployed in organizations throughout the world. Also complementing this open architecture is VTEL's compliance with emerging industry video standards. VTEL's open architecture and compliance with data and telecommunications standards permit the incorporation of new functions through software upgrades, thereby extending the useful life of the user's investment.

     The cornerstone of VTEL's business strategy is to identify customers that can most benefit from the advanced functionality of multi-media conferencing systems and to focus a substantial portion of its sales and marketing efforts on these customers, including end-users in the areas of education, government, health care and general business. VTEL distributes its systems almost exclusively through third-party resellers which include major telecommunications providers such as Ameritech Corporation ("Ameritech"), GTE Corporation ("GTE"), SBC Communications, Inc. ("Southwestern Bell"), Sprint Corporation ("Sprint"), U.S. West, Inc. ("US West"), MCI Communications Corporation ("MCI") and other value-added resellers. VTEL has built an extensive marketing and sales organization to support its third-party resellers. This organization provides marketing programs; field support personnel including sales managers, system engineers, and business development managers; and personnel with industry expertise to implement VTEL's targeted marketing strategy. Since VTEL's inception, it has sold over 25,000 conferencing systems and multipoint control units.

     In November 1995, VTEL completed the acquisition of certain assets and a specified work force of the Integrated Communications Systems Group ("ICS") of Peirce-Phelps, Inc. (the "ICS Transaction"). As part of Peirce-Phelps, Inc., ICS was a value-added reseller of videoconferencing systems, and also provided integration, installation and maintenance services to certain end-users. The completion of the acquisition allows VTEL to significantly enhance its ability to support VTEL's resellers' abilities to offer systems integration, installation and end-user support to the ultimate purchaser of VTEL's products, thereby allowing the resellers to more effectively provide an essential part of the services that are integral to the purchase of VTEL's products.

     On May 23, 1997, VTEL completed the acquisition of Compression Labs, Incorporated ("CLI"), in a transaction in which VTEL issued approximately 8.4 million shares of its Common Stock to the former shareholders of CLI (the "Merger"). CLI is a leader in the development, manufacture and marketing of videoconferencing systems based on Compressed Digital Video (CDV) technology. CLI's systems use proprietary and industry standard algorithms to compress the amount of data required to transmit digital video and audio signals, thereby significantly reducing the cost of transmitting these signals over terrestrial, microwave, cable or satellite networks.

     CLI's group and desktop videoconferencing systems permit users at different locations to conduct full-color motion videoconferences ranging from two-way informal meetings between individuals to formal meetings between large groups at multiple locations. At the time of the Merger, CLI's families of videoconferencing systems included Rembrandt II/VP and Radiance videoconferencing systems, the eclipse family of mid-range videoconferencing systems, and the CLI Desktop Video family. Videoconferencing systems operate worldwide over a broad range of transmission speeds from 56 kilobits per second
(kbps) to 2.048 megabits per second (mbps) for the Rembrandt and Radiance Systems, 768 kbps for the eclipse, and 384 kbps for the desktop. All of CLI's current videoconferencing systems are compliant with the International Telecommunication Union-Telecommunication (ITU-T) H.320 videoconferencing standard, and most also provide customer-selectable proprietary algorithms.

     VTEL's executive offices are located at 108 Wild Basin Road, Austin, Texas 78746, and its telephone number at such offices is (512) 314-2700.


                          FORWARD-LOOKING INFORMATION

     CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS CONSTITUTES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, AND
SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                                 RISK FACTORS

     An investment in the Common Stock involves certain risks. Prospective investors should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     Risks Relating to the Merger - Integration of Operations

     On May 23, 1997, VTEL acquired CLI in the Merger. The integration of operations following the Merger will require the dedication of management resources which will temporarily detract from attention to the day-to-day business of the combined company. The difficulties of integration may be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. Following the Merger, VTEL is attempting to reduce expenses by the elimination of duplicative or unnecessary facilities, employees, marketing programs and other expenses. Subsequent to such reductions, VTEL intends to reinvest much of these cost savings in programs aligned with its current strategic initiatives. There can be no assurance that VTEL will be able to reduce expenses in this fashion, that there will not be high costs associated with such activities, that such reductions will not result in a decrease in revenues or that there will not be other material adverse effects of such activities. Such effects could materially reduce the earnings of the combined company. Following the Merger, VTEL also is seeking to sell to CLI customers VTEL products that have higher gross profit margins than the CLI products currently being purchased by such customers. There can be no assurance that this effort at product transition will be successful or that the integration of the product lines of the two companies will not have material adverse effects on results of operations. VTEL expects to incur a charge in the quarter ended July 31, 1997, currently estimated to be in the range of $25 to $30 million, to reflect the combination of the two companies, including the elimination of duplicate facilities, severance costs relating to employee terminations, the write-off of certain intangibles, property and equipment, receivables and inventories, discharge and accruals of contingent liabilities and payment of transaction costs. This amount is a preliminary estimate only and is therefore subject to change. In addition, there can be no assurance that VTEL will not incur additional charges in subsequent quarters to reflect costs associated with the Merger. Further, there can be no assurance that the present and potential customers of VTEL and CLI will continue their current buying patterns without regard to the Merger, and any significant delay or reduction in orders could have an adverse effect on the near-term business and results of operations of the combined company.

     Potential Fluctuations in Quarterly Results

     As of April 30, 1997, the accumulated deficit of VTEL was $28,670,000. While VTEL has achieved annual revenue growth in each of the years ended December 31, 1991 through December 31, 1995 and the seven months ended July 31, 1996, and has attained profitability in ten of the last twelve reported quarters beginning with the second quarter of 1994, there can be no assurance that sustained revenue growth or profitability can be achieved. VTEL's expense levels are based, in part, on its expectations as to future revenue levels, which are difficult to predict due in part to VTEL's strategy of distributing its products through resellers. If revenue levels are below expectations, operating results may be materially and adversely affected. In addition, VTEL's quarterly operating results may fluctuate as a result of many factors, including price reductions, delays in the introduction of new products, delays in purchase decisions due to new product announcements by VTEL or its competitors, increased competition, failure to reduce product costs or maintain product quality, cancellations or delays of orders, interruptions or delays in supplies of key components, changes in reseller base, customer base, business or product mix and seasonal patterns of capital spending by customers.

     Technological Change and New Products

     The market for VTEL's products, including CLI's product line acquired in the Merger, is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. New products are generally characterized by increased functionality and better picture and audio quality at lower bandwidths and at reduced prices. The introduction of products embodying new technology and the emergence of new industry standards may render existing products obsolete and unmarketable. VTEL's ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, anticipate and incorporate evolving industry standards and achieve levels of functionality and price acceptable to the market will be a significant factor in VTEL's ability to grow and to remain competitive. VTEL has in the past experienced delays in introducing certain of its products, primarily due to VTEL's failure to adequately anticipate the resources necessary for its development efforts and, in some cases, VTEL's decision to devote development resources to other activities. While VTEL believes it has made improvements in each of these areas, there can be no assurance that it will not encounter technical or other difficulties that could delay introduction of new products in the future. If VTEL is unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, VTEL's business and operating results will be materially and adversely affected.

     Competition

     The videoconferencing market segment is extremely competitive. VTEL currently experiences significant competition from other manufacturers, including PictureTel Corporation ("PictureTel"), Sony Corporation ("Sony"), Nippon Electric Corporation ("NEC"), Mitsubishi, Ltd. ("Mitsubishi"), Fujitsu, Ltd. ("Fujitsu"), Panasonic, Ltd. ("Panasonic"), General Plessey Telecommunications ("GEC Plessey") and British Telecommunications plc ("British Telecom"). VTEL's existing competitors and many of its potential competitors are more established, benefit from greater market recognition and have greater financial, technological, production and marketing resources than those of VTEL. These factors may materially and adversely affect VTEL's competitive position and accordingly, there can be no assurance that VTEL will be able to compete successfully in the future. There can be no assurance that VTEL will have sufficient resources to make continued new investments in product development and sales and marketing or that VTEL will be able to make technological advances necessary to remain competitive.

     Certain of VTEL's competitors have devoted significant resources to the development and marketing of person-to-person visual communications products, such as desktop videoconferencing systems and videophones, which may result in increased competition. Intel Corporation ("Intel") has recently introduced a new version of its Pentium processor, with MMX/TM/ technology, that improves the ability of PCs to provide for video conferencing, which is expected to result in increased competition as consumers are offered the choice of economical desktop video conferencing on their PCs as an alternative to VTEL's fully featured systems. Further, PictureTel has entered into non-exclusive agreements for the development of desktop videoconferencing systems with Compaq Computer Corporation ("Compaq") and co-marketing and reselling agreements with AT&T Communications, Inc. ("AT&T") and International Business Machines Corporation ("IBM"). As additional forms of conferencing systems, such as desktop videoconferencing systems, emerge, manufacturers and suppliers of desktop computer systems and software may elect to offer videoconferencing products, thereby increasing competition. In order to compete in the market segment for business personal videoconferencing systems, VTEL introduced the VTEL 115S and 117S systems, which began shipping in the first quarter of 1994, the VPC cardset, which began shipping in the first calendar quarter of 1996, and the Smart Station system which began shipping April 1997. Rather than expend significant resources in the low-cost personal systems segment of the conferencing market segment, VTEL forms strategic alliances with other companies to participate in the development of these low-cost systems. VTEL intends to continue its focus on conferencing systems where VTEL believes that it can add significant value through software, user interfaces and applications designed to meet the needs of its customers.

     Dependence on Key Employees

     VTEL's development, management of its growth and other activities depend on the efforts of key management and technical employees. Competition for such personnel is intense. VTEL uses incentives, including competitive compensation and stock option plans, to attract and retain well-qualified employees. There can be no assurance, however, that VTEL will continue to attract and retain personnel with the requisite capabilities and experience. The loss of one or more of VTEL's key management or technical personnel also could materially and adversely affect VTEL. VTEL generally does not have employment agreements with its key management personnel or technical employees. VTEL's future success is also dependent upon its ability to effectively attract, retain, train, motivate and manage its employees. Failure to do so could have a material adverse effect on VTEL's business and operating results.

     Management of Growth

     VTEL recently has experienced a period of rapid growth that has placed and will continue to place a significant strain on VTEL's management, operational and financial resources. The integration of the personnel and assets which were acquired in the Merger and in other possible future acquisitions could place additional strains on these management, operational and financial resources. While VTEL believes that the Merger will be advantageous to its business, there can be no assurance that the anticipated financial benefits will be realized, which could materially and adversely affect

VTEL's future results of operations. VTEL's future operating results will depend on its ability to broaden and develop its senior management and to attract and retain skilled employees, as well as on its ability to manage its growth successfully.

     Distribution Strategy and Customer Concentration

     VTEL relies substantially on third parties for the distribution of its products. In contrast, many of VTEL's competitors sell their products primarily directly to end-users. A reduction in the sales efforts by certain of VTEL's current resellers or a termination of their relationships with VTEL could have a material adverse effect on VTEL's business and operating results. Certain of these resellers also represent or may in the future represent other lines of products, some of which compete with those of VTEL. While VTEL attempts to encourage these resellers to focus on selling VTEL's products through marketing and support programs, there is a risk that these resellers may give higher priority to products of other suppliers, reducing their efforts devoted to selling VTEL's products. Ten of VTEL's resellers accounted for 53%, 56%, 63% and 58% of VTEL's revenues for the seven months ended July 31, 1996 and for the fiscal years ended December 31, 1995, 1994 and 1993, respectively. Typically, VTEL's agreements with its resellers involve non-exclusive arrangements which may be canceled by either party at will and contain no minimum purchase requirements on the part of the reseller. There can be no assurance that VTEL's distribution strategy will be successful or that VTEL will be able to retain its current resellers or to identify new resellers in the future that are acceptable to VTEL.

     The cornerstone of VTEL's sales and marketing strategy is to focus a substantial portion of VTEL's efforts on generating sales to customers in education, government, health care and general business. Since 1993, VTEL has devoted significant resources to generate sales of its products to these types of customers. A reduction or adverse change in patterns of capital spending by these types of customers due to general economic conditions, fiscal policies of government, possible reforms in health care laws and other factors beyond the control of VTEL may materially and adversely affect VTEL's revenues and operating results.

     Legal Proceedings

     CLI is currently engaged in several legal proceedings relating to matters arising prior to the Merger. There can be no assurance that CLI's legal proceedings can be resolved favorably to CLI or VTEL. Such legal proceedings, if continued for an extended period of time, could have an adverse effect upon CLI's working capital and management's ability to concentrate on its business. An unfavorable outcome in any one or several such legal proceedings could have a material adverse CLI and, hence, VTEL.

     In a complaint filed December 20, 1993, in the United States District Court in Dallas, Texas, Datapoint Corporation ("Datapoint") alleged that CLI had infringed two United States patents owned by Datapoint relating to video conferencing networks. The complaint seeks a judgment of infringement, monetary damages, injunctive relief and attorneys' fees. CLI responded to the complaint by denying the material allegations of the complaint and asserting affirmative defenses. Discovery has commenced in the case. On September 27, 1995, CLI filed a motion to construe the scope of the patent claims at issue in the litigation so as to elucidate whether Datapoint could assert that CLI is infringing the patents in suit, or whether Datapoint's patents are invalid in light of the prior art. In April 1996, a Special Master submitted a report which did not recommend that the Court adopt CLI's position set forth in the motion. The Count in September 1996 adopted the report of the Special Master that the claims of the patents in suit be construed in a manner favorable to the plaintiff. The case has been set for trial in the fall of 1997. Recently, CLI filed a motion seeking to join VTEL as a party to the suit. CLI and VTEL are vigorously defending the claims.

     In June 1997, Keytech, S.A. ("Keytech") filed suit against CLI in the United States District Court in Tampa, Florida. Keytech was a distributor of satellite encoder and decoder products manufactured by a division of CLI which CLI sold in June 1996. Keytech has asserted that the equipment sold was defective and did not conform to contract specifications and express and implied warranties. Keytech has asserted damages of in excess of $20 million based on its allegations of breach of contract and breach of warranties. CLI has filed an answer denying liability and has asserted cross-claims against Keytech for amounts due and unpaid for equipment sold by CLI to Keytech.

     Dependence on Third Parties

     Substantially all of VTEL's electronic components, subsystems and assemblies are made by outside vendors. Certain components are currently available only from sole sources and embody such parties' proprietary technology. Disruption in supply, a significant increase in price of one or more of these components or failure of a third-party supplier to remain competitive in functionality or price could have a material adverse effect on VTEL's business and operating results. There can be no assurance that VTEL will not experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors could adversely affect VTEL's business and operating results. VTEL does not have contracts with many of its suppliers ensuring continued availability of key electronic components.

     In addition, VTEL from time to time enters into development arrangements with other third parties to develop and incorporate new features and functions into VTEL's products. As such, VTEL is dependent upon these third parties to fulfill their respective obligations under these development arrangements and failure of these third parties to do so could have a material adverse effect on VTEL's results of operations.

     Possible Volatility of Stock Price

     The market price of VTEL Common Stock has been, and in the future will likely be, significantly affected by factors such as the announcement of new products or technological innovations by VTEL or its competitors, quarter-to-quarter variations in VTEL's anticipated or actual results of operations and general conditions in high technology industries. The stock market has, on occasion, experienced extreme price and volume fluctuations, which have affected the market prices particularly for many high technology companies, and which have often been unrelated to the operating performance of the specific companies.

                                  THE COMPANY

     VTEL designs, manufactures and markets multi-media conferencing systems. VTEL's systems integrate traditional video and audio conferencing with additional functions, including the sharing of PC software applications and the transmission of high-resolution images and facsimiles. Through the use of VTEL's multi-media conferencing systems, users are able to replicate more closely the impact and effectiveness of face-to-face meetings. VTEL's Pen Pal Graphics/TM/ and AppsView/TM/ user interfaces make its multi-media conferencing systems simple to use. VTEL's systems are built upon a system platform which is based on industry-standard, PC-compatible open hardware and software architecture. By leveraging this open architecture design, VTEL is able to integrate into the videoconference PC-compatible hardware and software applications which allow users to customize the systems to meet their unique needs. The PC-architecture also provides a natural pathway to connect VTEL's videoconferencing systems onto local area networks (LANs) and wide area networks (WANs) thereby leveraging the rapidly expanding network infrastructures being deployed in organizations throughout the world. Also complementing this open architecture is VTEL's compliance with emerging industry video standards. VTEL's open architecture and compliance with data and telecommunications standards permit the incorporation of new functions through software upgrades, thereby extending the useful life of the user's investment.

     The cornerstone of VTEL's business strategy is to identify customers that can most benefit from the advanced functionality of multi-media conferencing systems and to focus a substantial portion of its sales and marketing efforts on these customers, including end-users in the areas of education, government, health care and general business. VTEL distributes its systems almost exclusively through third-party resellers which include major telecommunications providers such as Ameritech Corporation ("Ameritech"), GTE Corporation ("GTE"), SBC Communications, Inc. ("Southwestern Bell"), Sprint Corporation ("Sprint"), U.S. West, Inc. ("US West"), MCI Communications Corporation ("MCI") and other value-added resellers. VTEL has built an extensive marketing and sales organization to support its third-party resellers. This organization provides marketing programs; field support personnel including sales managers, system engineers, and business development managers; and personnel with industry expertise to implement VTEL's targeted marketing strategy. Since VTEL's inception, it has sold over 25,000 conferencing systems and multipoint control units.

     In November 1995, VTEL completed the acquisition of certain assets and a specified work force of the Integrated Communications Systems Group ("ICS") of Peirce-Phelps, Inc. (the "ICS Transaction"). As part of Peirce-Phelps, Inc., ICS was a value-added reseller of videoconferencing systems, and also provided integration, installation and maintenance services to certain end-users. The completion of the acquisition allows VTEL to significantly enhance its ability to support VTEL's resellers' abilities to offer systems integration, installation and end-user support to the ultimate purchaser of VTEL's products, thereby allowing the resellers to more effectively provide an essential part of the services that are integral to the purchase of VTEL's products.

     On May 23, 1997, VTEL completed the Merger, whereby it acquired CLI in exchange for approximately 8.4 million shares of VTEL's Common Stock. CLI is a leader in the development, manufacture and marketing of visual communication systems based on Compressed Digital Video (CDV) technology. CLI's systems use proprietary and industry standard algorithms to compress the amount of data required to transmit digital video and audio signals, thereby significantly reducing the cost of transmitting these signals over terrestrial, microwave, cable or satellite networks.

     CLI's group and desktop videoconferencing systems permit users at different locations to conduct full-color motion videoconferences ranging from two-way informal meetings between individuals to formal meetings between large groups at multiple locations. At the time of the Merger, CLI's families of videoconferencing systems included Rembrandt II/VP and Radiance videoconferencing systems, the eclipse family of mid-range videoconferencing systems, and the CLI Desktop Video family. Videoconferencing systems operate worldwide over a broad range of transmission speeds from 56 kilobits per second
(kbps) to 2.048 megabits per second (mbps) for the Rembrandt and Radiance Systems, 768 kbps for the eclipse, and 384 kbps for the desktop. All of CLI's current videoconferencing systems are compliant with the International Telecommunication Union-Telecommunication (ITU-T) H.320 videoconferencing standard, and most also provide customer-selectable proprietary algorithms.

                            SELECTED FINANCIAL DATA


The following table sets forth supplemental consolidated financial data for VTEL as of the dates and for the periods indicated. All such data reflects the Merger with CLI on May 23, 1997, which Merger was accounted for as a pooling of interests. The supplemental consolidated financial data as of December 31, 1994 and 1995 and July 31, 1996 and for each of the three years in the period ended December 31, 1995 and the seven months ended July 31, 1996 has been derived from the audited supplemental consolidated financial statements of VTEL included elsewhere herein. The supplemental consolidated financial data (1) as of July 31, 1995 and for the seven months ended July 31, 1995 and (2) as of April 30, 1997 and for the nine months ended April 30, 1996 and 1997 has been derived from the unaudited supplemental consolidated financial statements of VTEL included elsewhere herein. The supplemental consolidated financial data as of December 31, 1991, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 has been derived from the unaudited supplemental consolidated financial statements of VTEL not included herein. The unaudited supplemental consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which VTEL considers necessary for a fair presentation of its financial position as of such dates and the results of operations and cash flows for such periods. Operating results for the nine months ended April 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ended July 31, 1997. The selected financial data should be read in conjunction with the supplemental consolidated financial statements of VTEL and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            For the             For the
                                                  For the Years                          Seven Months         Nine Months
                                                Ended December 31,                       Ended July 31,      Ended April 30,
                                ---------------------------------------------------    ------------------   -----------------
                                   1991      1992      1993       1994        1995       1995       1996      1996     1997
                                ---------  --------  ---------   --------   --------   --------   --------  --------  --------
                                                             (in thousands, except per share amounts)
Statement of Operations Data:
  Revenues                       $ 72,350  $121,098   $126,547   $169,189   $191,074   $ 98,070   $ 96,962  $142,028  $144,976

  Gross margin                     27,148    40,326     39,089     66,380     66,843     39,971     35,980    44,626    58,042
  Net loss from continuing
    operations                    (20,321)   (1,931)   (21,518)    (4,816)   (17,301)    (4,335)   (18,507)  (25,799)   (9,660)
  Net income (loss)               (17,528)   (1,796)   (12,817)       169    (53,843)    (3,811)   (18,507)  (62,865)  (16,523)

  Net loss per share from
    continuing operations       $   (2.09) $  (0.14)  $  (1.51)  $  (0.27)  $  (0.90)  $  (0.24)  $  (0.87) $  (1.27) $  (0.56)

  Net income (loss) per share       (1.80)    (0.13)     (0.90)      0.01      (2.81)     (0.21)     (0.87)    (3.09)    (0.87)

Balance Sheet Data:
  Working capital                $ 48,175  $ 67,064   $ 85,335    $ 85,088  $ 93,330   $ 76,023   $ 77,091   $ 77,835  $ 65,674
  Total assets                     93,296   137,010    170,469     178,086   223,061    182,082    175,317    196,503   158,516
  Long-term debt                       27        10      1,020         494       985      1,278        -          699       -
  Stockholders' equity             64,280    95,183    117,595     124,185   139,512    126,739    122,238    126,663   110,746

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On May 23, 1997, shareholders of VTEL and CLI approved the Merger of VTEL-Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of VTEL ("Merger Sub"), with and into CLI, pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), with CLI becoming a direct wholly-owned subsidiary of VTEL. As a result of the Merger, (a) the outstanding shares of CLI's common stock, par value $.001 per share ("CLI Common Stock"), were converted into the right to receive 0.46 shares of common stock of VTEL, par value $.01 per share ("VTEL Common Stock"), per share of CLI Common Stock converted (or cash in lieu of fractional shares otherwise deliverable in respect thereof), and (b) the outstanding shares of CLI Series C Preferred Stock, par value $.001 per share ("CLI Preferred Stock"), were converted into the right to receive 3.15 shares of VTEL Common Stock per share of CLI Preferred Stock converted (or cash in lieu of fractional shares otherwise deliverable in respect thereof). The CLI shares were exchanged for a total of 8,424,741 shares of VTEL Common Stock. The acquisition was accounted for as a pooling of interests and accordingly, the accompanying supplemental consolidated financial information has been restated for all periods to include the accounts of both VTEL and CLI.

In May 1996, the Company changed its fiscal year end from December 31 to July
31. The accompanying financial information includes the results of operations and cash flows for the seven month transition period ended July 31, 1996 with comparative presentation of the unaudited results for the seven months ended July 31, 1995. Results of operations for the seven month periods ended July 31, 1996 and 1995 are not necessarily indicative of the operating results which would be expected for a full year.

The following discussion of the consolidated operations and financial condition of the Company for each of the years in the three year period ended December 31, 1995, for the seven month periods ended July 31, 1995 and 1996, and for the nine month periods ended April 30, 1996 and 1997 should be read in conjunction with the Company's supplemental consolidated financial statements and related notes thereto included elsewhere herein.

RESULT OF OPERATIONS

The following table sets forth for the fiscal periods indicated the percentage of revenues represented by certain items in the Company's supplemental consolidated statement of operations:

                                         For the            For the Seven        For the Nine
                                      Years Ended            Months Ended        Months Ended
                                      December 31,             July 31,            April 30,
                                 ----------------------   ------------------    --------------
                                  1993    1994    1995       1995      1996      1996    1997
                                 ------  ------  ------   ----------  ------    ------  ------
                                                          (unaudited)             (unaudited)
Revenues                         100.0%  100.0%  100.0%      100.0%   100.0%    100.0%  100.0%
Gross margin                      30.9    39.2    35.0        40.8     37.1      31.4    40.0
Selling, general and
   administrative                 33.4    31.0    32.7        32.0     40.1      37.2    33.8
Research and development          14.9    11.2    11.1        12.1     16.8      13.1    12.8
Total operating expenses          48.3    42.2    44.4        45.0     58.0      50.6    47.4
Other income, net                  0.4     0.2     0.4         0.2      1.8       1.1     0.7
Net loss from continuing
   operations                    (17.0)   (2.8)   (9.1)       (4.4)   (19.1)    (18.2)   (6.7)
Net income (loss)                (10.1)%   0.1 % (28.2)%      (3.9)%  (19.1)%   (44.3)% (11.3)%


FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995, THE SEVEN MONTHS ENDED JULY 31, 1995 AND 1996, AND THE NINE MONTHS ENDED APRIL 30, 1996 AND 1997.

Revenues

Consolidated revenues increased from $126.5 million in 1993 to $169.2 million in
1994 and to $191.1 million in 1995.   The increases in revenues represent
increases of 34% from 1993 to 1994 and 13% from 1994 to 1995. The increases are the result of a higher level of unit sales of videoconferencing systems in each year during the three year period ended December 31, 1995.

Consolidated revenues decreased from $98.1 million for the seven months ended July 31, 1995 to $97.0 million for the seven months ended July 31, 1996, a decrease of 1%. The decrease in revenues is the result of a reduction in the unit sales of videoconferencing systems due primarily to product transitions during the year ended December 31, 1995 and the seven months ended July 31, 1996 to lower cost, higher functionality systems which deferred customer purchases. The decrease in revenues was also attributable to a decrease in the average selling prices for the Company's systems. Increases in service and integration revenues during the seven months ended July 31, 1996 from the assets acquired in the ICS Transaction (see Note 3 to the Supplemental Consolidated Financial Statements) slightly offset the decline in revenues from system sales resulting in a modest decline in consolidated revenues from the seven months ended July 31, 1995 to the seven months ended July 31, 1996.

Consolidated revenues increased from $142.0 million for the nine months ended April 30, 1996 to $145.0 million for the nine months ended April 30, 1997, an increase of 2%. The increase in revenues is the result of a higher level of unit sales of videoconferencing systems, offset by a reduction in revenues related to the Company's broadcast products division which was sold in June 1996.

The following table summarizes the Company's Group Conferencing and multipoint control units sales activity:


                                               For the                  For the Seven           For the Nine
                                             years Ended                Months Ended            Months Ended
                                             December 31,                  July 31,              April 30,
                                      -------------------------        ----------------        ---------------
                                      1993      1994      1995         1995       1996         1996      1997
                                      -----     -----     -----        -----      -----        -----     -----
Large-group conferencing systems      3,038     3,456     3,607        1,903      1,654        2,536     2,668
Small-group conferencing systems          3       201       334          201         69          171       184
Mulitpoint control units                116       269       223          113         81          144       170
                                      -----     -----     -----        -----      -----        -----     -----
Total units                           3,157     3,926     4,164        2,217      1,804        2,851     3,022
                                      =====     =====     =====        =====      =====        =====     =====

International sales as a percentage of total consolidated product revenues were 15%, 18%, and 23% for the years ended December 31, 1993, 1994 and 1995; 22% and 21% for the seven months ended July 31, 1995 and 1996; and 22% and 27% for the nine months ended April 30, 1996 and 1997. The increase in international revenues as a percentage of total consolidated product revenues is the result of increased penetration into foreign markets such as Europe, China and the Far East.

The Company believes its foreign currency exposure to be relatively low in that foreign sales are predominantly in U.S. dollars. The Company does not engage in any currency hedging programs that utilize foreign currency contracts, options or other derivative instruments to hedge the Company's foreign currency risk.

Consolidated service and other revenues increased from $5.3 million in 1993 to
$9.6 million in 1994 and to $21.6 million in 1995.   The increases in service
and other revenues represent increases of 81% from 1993 to 1994 and 125% from 1994 to 1995. The increases are the result of services being provided to a larger installed base of the Company's systems due to a higher level of unit sales of videoconferencing systems in each year during the three year period ended December 31, 1995.

Consolidated service and other revenues increased from $8.9 million for the seven months ended July 31, 1995 to $22.9 million for the seven months ended July 31, 1996, an increase of 157%. The increase is the result of increases in service and integration revenues during the seven months ended July 31, 1996 from the assets acquired in the ICS Transaction (see Note 3 to the Supplemental Consolidated Financial Statements).

Consolidated service and other revenues increased from $24.9 million for the nine months ended April 30, 1996 to $30.1 million for the nine months ended April 30, 1997, an increase of 21%. The increase in revenues is the result of services being provided to a larger installed base of the Company's systems due to a higher level of unit sales of videoconferencing systems from the nine months ended April 30, 1996 to the nine months ended April 30, 1997.

While the Company strives for consistent revenue growth, there can be no assurance that consistent revenue growth or profitability can be achieved. Consistent with many companies in the technology industry, the Company's business model is characterized by a very high degree of operating leverage.
The Company's expense levels are based, in part, on its expectations as to future revenue levels, which are difficult to predict partly due to the Company's strategy of distributing its products through resellers. Because expense levels are based on the Company's expectations as to future revenues, the Company's expense base is relatively fixed in the short term. If revenue levels are below expectations, operating results may be materially and adversely affected and net income is likely to be disproportionately adversely affected. In addition, the Company's quarterly and annual results may fluctuate as a result of many factors, including price reductions, delays in the introduction of new products, delays in purchase decisions due to new product announcements by the Company or its competitors, cancellations or delays of orders, interruptions or delays in supplies of key components, changes in reseller base, customer base, business or product mix and seasonal patterns and other shifts of capital spending by customers. There can be no assurance that the Company will be able to increase or even maintain its current level of revenues on a quarterly or annual basis in the future.

The integration of operations following the Merger will require the dedication of management resources which will temporarily detract from attention to the day-to-day business of the combined company. The focus of management resources on merger-related issues could have an adverse effect on revenues. Due to all of the foregoing factors, it is possible that in one or more future quarters the Company's operating results will be below the expectations of public securities market analysts. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

Gross margin

Gross margins were 31%, 39%, and 35% for the years ended December 31, 1993, 1994 and 1995; 42% and 37% for the seven months ended July 31, 1995 and 1996; and 31% and 40% for the nine months ended April 30, 1996 and 1997. The increase in gross margin from the year ended December 31, 1993 to the year ended December 31, 1994 is the result of a shift in the product sales mix to a higher proportion of higher margin large group systems and multipoint control units. The decrease in gross margin from the year ended December 31, 1994 to the year ended December 31, 1995 is the result of an $11.0 million charge taken in November 1995 to reduce the carrying amount of certain assets, primarily inventory and capitalized software.

The decrease in the gross margin from the seven months ended July 31, 1995 to the seven months ended July 31, 1996 is due to incremental revenues generated by the Company's systems integration and service operations which were acquired in November 1995. The Company's systems integration and service operations carry a lower gross margin percentage than its product revenues such that the Company's overall gross margin is lower. Although the systems integration and service revenues related to assets acquired in connection with the ICS Transaction generally carry a lower gross margin, the systems integration and service activities also generally carry lower operating expenses than the Company's other revenue sources.

The increase in gross margin from the nine months ended April 30, 1996 to the nine months ended April 30, 1997 is the result of an $11.0 million charge taken in the fourth calendar quarter of 1995 to reduce the carrying amount of certain assets, primarily inventory and capitalized software. The results of operations for the nine months ended April 30, 1997 did not include any such charges.

The Company expects gross margin pressures due to price competitiveness in the industry, shifts in the product sales mix and anticipated offerings of new products which may carry a lower gross margin. The Company expects that overall price competitiveness in the industry will continue to become more intense as users of videoconferencing systems attempt to balance performance, functionality and cost. The Company's gross margin is subject to fluctuation based on pricing, production costs and sales mix.

Selling, general and administrative

Selling, general and administrative expenses of $62.5 million in 1995 increased by 19% from $52.5 million in 1994, which increased by 24% from $42.3 million in 1993. Selling, general and administrative expenses were 33% of revenues for each year in the three year period ended December 31, 1995. Selling, general and administrative expenses increased during each of the years in the three year period ended December 31, 1995 due to increased investments in sales and marketing to increase the Company's market penetration and revenues. Although selling, general and administrative expenses represented the same percentage of revenues for each year in the three year period ended December 31, 1995, these expenses would have increased at a slower rate than the growth in revenues during these periods but for a $4.1 million charge taken by the Company in 1995 to restructure its business. The charge related to provisions for doubtful accounts and reductions in the carrying values of certain assets.

Selling, general and administrative expenses increased from $31.4 million for the seven months ended July 31, 1995 to $38.8 million for the seven months ended July 31, 1996, an increase of 24%. Selling, general and administrative expenses were 32% and 40% of revenues for the seven months ended July 31, 1995 and 1996. Selling, general and administrative expenses increased from the seven months ended July 31, 1995 to the seven months ended July 31, 1996 due to the incremental selling, general and administrative expenses associated with the systems integration and service operations acquired in connection with the ICS Transaction in the fourth calendar quarter of 1995. Selling, general and administrative expenses increased as a percentage of revenues from the seven months ended July 31, 1995 to the seven months ended July 31, 1996 as a result of slower growth in revenues during the seven months ended July 31, 1996 due to product transitions.

Selling, general and administrative expenses decreased from $52.8 million for the nine months ended April 30, 1996 to $49.0 million for the nine months ended April 30, 1997, a decrease of 7%. Selling, general and administrative expenses were 37% and 34% of revenues for the nine months ended April 30, 1996 and 1997. Selling, general and administrative expenses decreased from the nine months ended April 30, 1996 to the nine months ended April 30, 1997 as a result of an additional $1.7 million charge taken by the Company during the nine months ended April 30, 1996 to restructure its business. The restructuring resulted in a lower expense base for the Company's selling, general and administrative activities. Selling, general and administrative expenses decreased as a percentage of revenues from the nine months ended April 30, 1996 to the nine months ended April 30, 1997 due to an increase in revenues during the nine months ended April 30, 1997 (primarily as a result of increased service revenues during this period) and a decrease in selling, general and administrative expenses during the nine months ended April 30, 1997 due to the restructuring activities.

Research and development expense

Research and development expenses of $21.3 million in 1995 increased by 12% from $19.0 million in 1994, which increased by 1% from $18.8 million in 1993. Research and development expenses were 15%, 11%, and 11% of revenues for the years ended December 31, 1993, 1994 and 1995. Research and development expenses increased in each year during the three year period ended December 31, 1995 due to increased research and development investments made by the Company to develop new products. The Company began to increase research and development activities in 1993 to produce new products, including a platform for its personal desktop system, a small group system, and its second generation multipoint control unit. New products developed in one period resulted in increased revenues in subsequent periods resulting in a decline in research and development expenses
as a percentage of revenues.   The decline in research and development expenses
as a percentage of revenues from 1993 to 1995 is also attributable to increased capitalization of software costs related to the development of new software during 1994 and 1995 for more complex products with higher functionality.

Research and development expenses increased from $11.9 million for the seven months ended July 31, 1995 to $16.3 million for the seven months ended July 31, 1996, an increase of 37%. Research and development expenses were 12% and 17% of revenues for the seven months ended July 31, 1995 and 1996. Research and development expenses increased from the seven months ended July 31, 1995 to the seven months ended July 31, 1996 as a result of the Company's efforts to develop its Leadership Conferencing and Team Conferencing systems which were introduced at the end of calendar 1995 and the beginning of calendar 1996, respectively. Research and development expenses also increased as a result of the reassignment of Company research and development personnel who had been involved with the Intel joint development projects in 1995 to the Company's other projects (see Note 9 to the Company's Supplemental Consolidated Financial Statements). Additionally, research and development expenses increased in amount and as a percentage of revenues as a result of the Company focusing less of its development efforts on software development during the seven months ended July 31, 1996 which resulted in less capitalization of development costs related to software development.

Research and development expenses were consistent at $18.6 million for the nine months ended April 30, 1996 and $18.5 million for the nine months ended April 30, 1997. Research and development expenses were 17% and 13% of revenues for the nine months ended April 30, 1996 and 1997. Research and development expenses decreased as a percentage of revenues due to the additional revenues generated by the Company's systems integration and service operations acquired in connection with the ICS Transaction in November 1995, which do not carry any related research and development costs.

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. New products are generally characterized by increased functionality and better picture quality at lower bandwidths and at reduced prices. The introduction of products, by either the Company or its competitors, embodying new technology and the emergence of new industry standards may render existing products obsolete and unmarketable. The Company's ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, anticipate and incorporate evolving industry standards and achieve levels of functionality and prices acceptable to the market will be a significant factor in the Company's ability to grow and to remain competitive. Although the percentage of revenues invested by the Company in research and development may vary from period to period, the Company is committed to investing in its research and development programs.

Interest income and expense

Interest income was $1.3 million, $1.1 million and $1.8 million for the years ended December 31, 1993, 1994 and 1995; $0.6 million and $1.9 million for the seven months ended July 31, 1995 and 1996; and $2.3 million and $1.8 million for the nine months ended April 30, 1996 and 1997. Changes in interest income are based on interest rates earned on invested cash and cash balances available for investment. Interest income increased during the year ended December 31, 1995 in comparison with the years ended December 31, 1993 and 1994 and increased during the seven months ended July 31, 1996 in comparison with the seven months ended July 31, 1995 due to an increase in the Company's cash and investment balances resulting from the completion of a secondary offering in October 1995 which generated net proceeds of approximately $57.0 million. Interest income earned during the nine months ended April 30, 1997 was lower than that earned during the nine months ended April 30, 1996 as a result of lower cash and investment balances maintained by the Company during the nine months ended April 30, 1997.

Interest expense was $0.8 million, $0.8 million, and $1.1 million for the years ended December 31, 1993, 1994 and 1995; $0.7 million and $0.4 million for the seven months ended July 31, 1995 and 1996; and $0.8 million and $0.9 million for the nine months ended April 30, 1996 and 1997. Interest expense increased during the year ended December 31, 1995 from the amounts incurred during the years ended December 31, 1993 and 1994 as a result of higher average borrowings at higher interest rates during the year ended December 31, 1995. The Company incurred less interest expense during the seven months ended July 31, 1996 in comparison with the seven months ended July 31, 1995 as a result of a decrease in average borrowings during the seven months ended July 31, 1996. Interest expense was consistent during the nine months ended April 30, 1996 and 1997 due to a decrease in average borrowings during the nine months ended April 30, 1997, offset by higher interest rates during that same period.

Income Taxes

The Company has experienced substantial changes in ownership as defined by the Internal Revenue Code. These changes result in annual limitations of the amount of net operating loss carryforwards generated prior to each change in ownership which can be utilized to offset future taxable income. At July 31, 1996, the Company had total domestic net operating loss carryforwards of approximately $97.2 million which expire from 1999 through 2011. The portion of this carryforward available for utilization during fiscal 1997 (in consideration of annual limitations) is $18.1 million. In each year subsequent to fiscal 1997, an additional $3.1 million will become available for utilization through 2004.

Discontinued Operations

In November 1995, the Company adopted a plan to discontinue operations of its broadcast products division and focus its efforts and resources in developing and marketing videoconferencing products. The Company subsequently developed a restructuring plan for its videoconferencing products division which resulted in adjustments that were recorded during the year ended December 31, 1995 related to the carrying amounts of certain assets, primarily inventories, capitalized software development costs and accounts receivable. During the seven months ended July 31, 1996, the Company also reduced its workforce and identified a number of offices that would be closed. Severance and other expenses totaling approximately $1.7 million associated with these actions are reflected in the result of operations for the seven months ended July 31, 1996.

In June 1996, the Company completed the sale of certain assets of its broadcast products division. During the nine months ended April 30, 1997, the Company revised the amount of loss associated with disposing of the broadcast products division and recorded an additional charge of $6.7 million, primarily due to additional at-risk receivables that were subsequently identified (see Note 6 to the Supplemental Consolidated Financial Statements).

Net income (loss)

The Company generated net losses from continuing operations of $21.5 million, $4.8 million, and $17.3 million for the years ended December 31, 1993, 1994 and 1995; $4.3 million and $18.5 million for the seven months ended July 31, 1995 and 1996; and $25.8 million and $9.7 million for the nine months ended April 30, 1996 and 1997.

The reduction of the net loss from the year ended December 31, 1993 to the year ended December 31, 1994 was the result of improved gross margins and growth in revenues at a higher rate than growth in operating expenses. The increase in the net loss from the year ended December 31, 1994 to the year ended December 31, 1995 is the result of reduced gross margins due to restructuring charges taken during the year ended December 31, 1995 in connection with the restructuring of the Company's videoconferencing products division and an increase in operating expenses at a higher rate than the growth in revenues during the year ended December 31, 1995.

The increase in the net loss from the seven months ended July 31, 1995 to the seven months ended July 31, 1996 and the decrease in the net loss from the nine months ended April 30, 1996 to the nine months ended April 30, 1997 is the result of charges taken during the seven months ended July 31, 1996 and the nine months ended April 30, 1996 related to the discontinuance of the Company's broadcast products division and the restructuring of its videoconferencing products division.

Other factors affecting results of operations

The integration of operations following the Merger will require the dedication of management resources which will temporarily detract from attention to the day-to-day business of the combined company. The difficulties of integration may be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. Following the Merger, the Company is attempting to reduce expenses by the elimination of duplicative or unnecessary facilities, employees, marketing programs and other expenses. Subsequent to such reductions, the Company intends to reinvest much of these cost savings in programs aligned with its current strategic initiatives. There can be no assurance that the Company will be able to reduce expenses in this fashion, that there will not be high costs associated with such activities, that such reductions will not result in a decrease in revenues or that there will not be other material adverse effects of such activities. Such effects could materially reduce the earnings of the combined company during the transition period. Following the Merger, VTEL also is seeking to sell to former CLI customers VTEL products that have higher gross profit margins than the former CLI products that had been purchased by such customers. There can be no assurance that this effort at product transition or that the integration of the product lines of the two companies will not have material adverse effects on results of operations. The Company expects to incur a charge in the quarter ending July 31, 1997, currently estimated to be in the range of $25 to $30 million, to reflect the combination of the two companies, including the elimination of duplicate facilities, severance costs relating to employee terminations, the write-off of certain intangibles, property and equipment, receivables and inventories, discharge and accruals of contingent liabilities and payment of transaction costs. This amount is a preliminary estimate only and is therefore subject to change. In addition, there can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger.

The markets for the Company's products are characterized by a highly competitive and rapidly changing environment in which operating results are subject to the effects of frequent product introductions, manufacturing technology innovations and rapid fluctuations in product demand. While the Company attempts to identify and respond to these changes as soon as possible, prediction of and reaction to such events will be an ongoing challenge and may result in revenue shortfalls during certain periods of time.

The Company's future results of operations and financial condition could be impacted by the following factors, among others: trends in the videoconferencing market segment, introduction of new products by competitors, increased competition due to the entrance of other companies into the videoconferencing market segment -especially more established companies with greater resources than those of the Company, delay in the introduction of higher performance products, market acceptance of new products introduced by the Company, price competition, interruption of the supply of low-cost products from third-party manufacturers, changes in general economic conditions in any of the countries in which the Company does business, adverse legal disputes and delays in purchases relating to federal government procurement.

There can be no assurance that the present and potential customers of the Company will continue their current buying patterns without regard to the Merger, and any significant delay or reduction in orders could have an adverse effect on the near-term business and results of operations of the combined company.

Generally, the shares issued by the Company to consummate the Merger are freely tradable, subject to certain resale restrictions for affiliates pursuant to Rules 144 or 145 under the Securities Act. An aggregate of approximately 1.1 million of the shares issued in the Merger are beneficially owned by affiliates of CLI and therefore, subject to resale restrictions. However, the Company has agreed to provide certain registration rights to the holders of such shares.

The sale of a significant number of the foregoing shares may cause substantial fluctuations in the price of the Company's Common Stock over short time periods.

Due to the factors noted above and elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company's past earnings and stock price have been, and future earnings and stock price potentially may be, subject to significant volatility, particularly on a quarterly basis. Past financial performance should not be considered a reliable indicator of future performance and investors are cautioned in using historical trends to anticipate results or trends in future periods. Any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant affect on the trading price of the Company's Common Stock in any given period. Also, the Company participates in a highly dynamic industry which often contributes to the volatility of the Company's Common Stock price.

Further, this Registration Statement on Form S-3 contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that relate to future results or events and are based on the Company's current expectations. There are many factors that affect the Company's business and results of operations, all of which involve risks and uncertainties that could cause actual results to differ materially from those reflected in those forward-looking statements, including the risks discussed above and elsewhere herein.

Share repurchase program

During the seven months ended July 31, 1996, the Company adopted a share repurchase program pursuant to which the Company repurchased shares of its Common Stock in the open market. The repurchased shares will be issued from time to time to fulfill requirements for the Company's Common Stock under its employee stock plans. Subsequent to July 31, 1996, the Company purchased 455,200 shares of its Common Stock for approximately $3.6 million. In February 1997, the Company terminated the stock repurchase program.

Liquidity and capital resources

At April 30, 1997, the Company had working capital of $65.7 million, including $41.4 million in cash, cash equivalents and short-term investments. Cash used by operating activities totaled $12.9 million for the year ended December 31, 1993 compared to cash provided by operating activities of $2.9 million and $8.8 million for the years ended December 31, 1994 and 1995. Cash used by operating activities was $1.0 million and $11.1 million for the seven months ended July 31, 1995 and 1996. Cash provided by operating activities was $14.1 million and $2.0 million for the nine months ended April 30, 1996 and 1997. Changes in cash from operating activities are primarily the result of the net losses or income generated by the Company and changes in working capital, primarily increases and decreases in accounts receivable, inventories and accounts payable.

Cash used in investing activities was $11.8 million, $17.8 million and $77.8
million for the years ended December 31, 1993, 1994 and 1995.   The increase in
cash used in investing activities during each year in the three year period ended December 31, 1995 is the result of increased capital expenditures for property and equipment used to support the growth in the Company's operations, primarily sales and marketing and product development efforts. Capital expenditures were $12.7 million, $14.5 million, and $16.8 million for the years ended December 31, 1993, 1994 and 1995. The increase in cash used in investing activities during the year ended December 31, 1995 is the result of the investment of the proceeds of the Company's secondary offering of its

Common Stock which generated approximately $57.0 million less the cash used of approximately $10.7 million to purchase the systems integration and service operations in connection with the ICS Transaction.

Cash used in investing activities was $16.4 million for the seven months ended July 31, 1995 compared with cash provided by investing activities of $1.2 million for the seven months ended July 31, 1996. Cash used in investing activities was primarily the result of capital expenditures. Capital expenditures were $11.0 million and $11.1 million for the seven months ended July 31, 1995 and 1996. Cash provided by investing activities during the seven months ended July 31, 1996 included the proceeds from the sale of assets related to discontinued operations.

Cash used in investing activities was $66.9 million and $1.1 million for the nine months ended April 30, 1996 and 1997. Cash used in investing activities decreased during the nine months ended April 30, 1996 as a result of investing activities during the nine months ended April 30, 1996 related to the investment of the proceeds from the Company's secondary offering which netted approximately $57.0 million and the approximate $10.7 million paid as the cash portion of the purchase of the systems integration and service operations in connection with the ICS Transactions.

Cash provided by financing activities was $33.8 million, $6.0 million and $69.1 million for the years ended December 31, 1993, 1994 and 1995. Cash provided by financing activities decreased during the year ended December 31, 1994 in comparision with the year ended December 31, 1993 due to financing activities during the year ended December 31, 1993 related to the sale of the Company's Common Stock which netted approximately $35.2 million. Cash provided by financing activities increased during the year ended December 31, 1995 in comparision with the year ended December 31, 1994 due to financing activities during the year ended December 31, 1995 related to the sale of the Company's Common Stock which netted approximately $57.0 million.

Cash provided by financing activities was $4.9 million for the seven months ended July 31, 1995 compared to cash used in financing activities of $3.9 million for the seven months ended July 31, 1996. Cash provided by investing activities during the seven months ended July 31, 1995 was related to the sale of the Company's Common Stock which netted approximately $4.9 million. Cash used in financing activities during the seven months ended July 31, 1996 was related to the reduction in borrowings of approximately $4.4 million from cash generated from the sale of the Company's broadcast products division in June 1996.

Cash provided by financing activities was $58.8 million for the nine months ended April 30, 1996 compared to cash provided by financing activities of $0.9 million for the nine months ended April 30, 1997. The cash provided by financing activities for the nine months ended April 30, 1996 was primarily the result of the completion of the Company's secondary offering which netted approximately $57.0 million. The cash provided by financing activities for the nine months ended April 30, 1997 was the result of the private placement of the Company's stock which netted approximately $6.9 million, offset by a reduction in borrowings of $4.5 million and cash used to purchase approximately $3.7 million of treasury stock under a share repurchase program.

The Company has a $10.0 million revolving line of credit available with a financial institution. No amounts have been drawn or are outstanding under the line of credit. The Company's principal sources of liquidity at April 30, 1997 consist of $41.4 million of cash, cash equivalents and short-terms investments, and amounts available under the Company's revolving line of credit.

Recent pronouncements

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting and Disclosure of Stock-Based Compensation." SFAS No. 123 introduces a fair-value based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on their estimated fair market value on the date of grant. The Company has opted to continue to apply the existing accounting rules contained in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." As such, SFAS No. 123 did not have any effect on the Company's financial position or results of operations.

Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."
In accordance with SFAS No. 121, the Company periodically evaluates its long-lived assets and intangible assets to determine if an impairment has occurred. The adoption of SFAS No. 121 did not have any effect on the Company's consolidated financial position or result of operations.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The new standard, which is effective for financial statements issued for periods ending after December 15, 1997, establishes standards for computing and presenting earnings per share ("EPS") and upon adoption requires restatement of all prior period EPS data presented. The Company will implement this standard for the year ended July 31, 1998. The implementation of the standard will result in the presentation of a basic EPS calculation in the consolidated financial statements as well as a diluted EPS calculation. Under SFAS No. 128, basic and diluted EPS will not differ materially from the amounts currently reported.

                  PLAN OF DISTRIBUTION; SELLING STOCKHOLDERS

     This Prospectus relates to 2,879,829 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. Set forth below is information, as of the date hereof, regarding the beneficial ownership of the Shares by each Selling Stockholder.

                                      NUMBER OF SHARES
                                       OF COMMON STOCK    NUMBER OF
                                        BENEFICIALLY      SHARES OF     COMMON STOCK
                                            OWNED           COMMON   BENEFICIALLY OWNED
                                          PRIOR TO          STOCK          AFTER
                                        OFFERING (1)       OFFERED       OFFERING (2)
                                     -------------------  ---------  ------------------

SELLING STOCKHOLDERS                                                  NUMBER   PERCENT
- --------------------                                                 --------  --------
Infinity Investors Limited (3)..............    965,643     965,643       ---       ---
Seacrest Capital Limited (4)................    263,387     263,387       ---       ---
OTA Limited Partnership (5).................     23,000      23,000       ---       ---
Alpine Capital Partners, Inc. (6)...........     23,000      23,000       ---       ---
Intel Corporation (7).......................  1,672,546   1,604,799    67,747         *

____________________

     * indicates less than 1%.

(1) Unless otherwise indicated, to the knowledge of the Company, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws where applicable. Represents those shares of Common Stock held by the Selling Stockholders, if any, together with those shares that such Selling Stockholder has the right to acquire upon exercise of warrants or otherwise within 60 days.

(2) Assumes that all Shares of Common Stock offered hereby by each Selling Stockholder are actually sold. Such presentation is based on 22.8 million shares of Common Stock outstanding as of August 7, 1997.

(3) Includes 99,393 shares purchasable pursuant to outstanding warrants assumed by VTEL in the Merger. The address of Infinity Investors Limited is 27 Wellington Road, Cork, Ireland.

(4) Includes 27,107 shares purchasable pursuant to outstanding warrants assumed by VTEL in the Merger. The address of Seacrest Capital Limited is 27 Wellington Road, Cork, Ireland.

(5) The address of OTA Limited Partnership is One Manhattanville Road, Purchase, New York 10577.

(6) The address of Alpine Capital Partners, Inc. is 28 Sutton Place, Manhassett, New York 11030.

(7) The address of Intel Corporation is 2200 Mission College Blvd., Santa Clara, California 95052.

     The shares of Common Stock beneficially owned by Infinity Investors Limited and Seacrest Capital Limited were acquired by each of them in the Merger pursuant to which VTEL acquired all of the outstanding capital stock of CLI, effective May 23, 1997. The shares of Common Stock beneficially owned by OTA Limited Partnership and Alpine Capital Partners, Inc., and 99,393 shares beneficially owned by Infinity Investors Limited and 27,107 shares beneficially owned by Seacrest Capital Limited, represent shares purchasable pursuant to outstanding warrants issued by CLI, and assumed by VTEL in the Merger. In connection with the Merger, VTEL agreed to file the Registration Statement of which this Prospectus forms a part.

     The shares of Common Stock beneficially owned by Intel Corporation ("Intel") were acquired pursuant to a Common Stock and Warrant Purchase Agreement, dated October 25, 1993 and transactions related to the warrant issued thereunder, and rights granted to Intel Corporation to purchase shares under a separate Investor Rights Agreement executed in connection with the Common Stock and Warrant Purchase Agreement. The shares also include 155,040 shares acquired by Intel Corporation from VTEL in lieu of a cash payment due under a separate Development and License Agreement between Intel and VTEL entered into on October 25, 1993. VTEL has afforded contractual rights to Intel to require VTEL to register such shares, and the shares are included in this Prospectus based on such rights. In addition, the Company and Intel agreed to indemnify each other and certain affiliated parties from and against any losses or claims arising out of, among other things, (1) any untrue statement of a material fact or (2) any material omission contained or referred to in the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Pursuant to the terms of a Registration Rights Agreement dated May 20, 1997 between the Company, Infinity Investors Limited and Seacrest Capital Limited (the "Registration Rights Agreement"), the Company has agreed to file the Registration Statement of which this Prospectus forms a part for the purpose of registering the potential resale of the Shares and to maintain the effectiveness of such Registration Statement until May 23, 2000 or until the Shares have otherwise been sold or are available for resale pursuant to Rules 144 and 145 promulgated under the Securities Act, in each case, as contemplated by the Registration Rights Agreement. In addition, the Company and the Selling Stockholders listed therein agreed to indemnify each other and certain affiliated parties from and against any losses or claims arising out of, among other things, (1) any untrue statement of a material fact or (2) any material omission contained or referred to in the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Except as specifically set forth herein, none of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

     VTEL has been advised by the Selling Stockholders that they (or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest), intend to sell all or a portion of the Shares offered by this Prospectus from time to time (i) on the Nasdaq National Market, (ii) otherwise than on the Nasdaq National Market, in negotiated transactions at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices reasonably related thereto or at negotiated prices, or (iii) by a combination of the foregoing methods of sale (any of which may involve crosses and block transactions). The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they may sell as principal, or both. VTEL is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the Shares offered by this Prospectus. In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares of VTEL Common Stock short and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     The Selling Stockholders and any broker, dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by any such broker, dealer or agent and profit on any resale of the Shares of principal may be deemed to be underwriting commissions under the Securities Act. Such commissions received by a broker, dealer or agent may be in excess of customary compensation. The Shares may also be sold in accordance with Section 4(1) of the Securities Act or Rule 144 and Rule 145 under the Securities Act.

     Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealer, are acting as principal or agent for the Selling Stockholders, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

     All expenses of registration incurred in connection with the offering will be borne by VTEL. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

     The Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rule 102 under Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. Rule 102 under Regulation M provides, with certain exceptions, that it is unlawful for a selling shareholder or its affiliated purchaser to, directly or indirectly, bid for or purchase or attempt to induce any person to bid for or purchase, for an account in which the selling shareholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M.
All of the foregoing may affect the marketability of the Common Stock. The Company will require each Selling Stockholder, and his or her broker if applicable, to provide a letter that acknowledges his compliance with Regulation M under the Exchange Act before authorizing the transfer of such Selling Stockholder's Shares.

     The Selling Stockholders may offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

                                 LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon for VTEL by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                                    EXPERTS

     The supplemental consolidated financial statements of VTEL Corporation as of December 31, 1994 and 1995 and July 31, 1996 and for each of the three years in the period ended December 31, 1995 and the seven months ended July 31, 1996 included in this Prospectus (the "Supplemental Consolidated Financial Statements") have been audited by Price Waterhouse LLP, independent accountants, and, insofar as the Supplemental Consolidated Financial Statements relate to Compression Labs, Incorporated as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, the report of Price Waterhouse LLP is based on the audits by KPMG Peat Marwick LLP, independent accountants, whose reports thereon appear herein. The Supplemental Consolidated Financial Statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

     The consolidated financial statements of VTEL Corporation incorporated in this Prospectus by reference to VTEL Corporation's Annual Report on Form 10-K as of July 31, 1996, which Form 10-K includes the consolidated financial statements of VTEL Corporation as of December 31, 1994 and 1995 and July 31, 1996, and for each of the three years in the period ended December 31, 1995 and the seven months ended July 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants.......................................... F-2

Independent Auditors' Report............................................... F-4

Financial Statements:

   Supplemental Consolidated Balance Sheet as of December 31, 1994
      and 1995, July 31, 1996 and April 30, 1997 (unaudited)............... F-5

   Supplemental Consolidated Statement of Operations for the years ended
      December 31, 1993, 1994 and 1995, the seven months ended July 31,
      1995 (unaudited) and 1996, and the nine months ended April 30, 1996 and 1997 (unaudited)................................................. F-6

   Supplemental Consolidated Statement of Changes in Stockholders' Equity
      for the years ended December 31, 1993, 1994 and 1995, the seven months ended July 31, 1996 and the nine months ended April 30, 1997
      (unaudited).......................................................... F-7

   Supplemental Consolidated Statement of Cash Flows for the years ended
      December 31, 1993, 1994 and 1995, the seven months ended July 31,
      1995 (unaudited) and 1996, and the nine months ended April 30, 1996 and 1997 (unaudited)................................................. F-8

   Notes to Supplemental Consolidated Financial Statements................. F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of VTEL Corporation


In our opinion, the consolidated balance sheet and the related consolidated statements of operations and changes in stockholders' equity and of cash flows (not presented herein) present fairly, in all material respects, the financial position of VTEL Corporation and its subsidiaries at December 31, 1994 and 1995 and July 31, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 and for the seven months ended July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 1, on May 23, 1997, VTEL Corporation merged with Compression Labs, Incorporated in a transaction accounted for as a pooling of interests. The accompanying supplementary consolidated financial statements give retroactive effect to the merger.

In our opinion, based upon our audits and the report of other auditors, the accompanying supplementary consolidated balance sheet and the related supplementary consolidated statements of operations and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of VTEL Corporation and its subsidiaries at December 31, 1994 and 1995 and July 31, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 and for the seven months ended July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Compression Labs, Incorporated, which statements reflect total assets of $131,651,000 and $104,753,000 at December 31, 1994 and 1995, respectively, and total revenues of $95,095,000, $114,958,000 and $112,979,000 for the years ended
December 31, 1993, 1994 and 1995,

To the Board of Directors and
Stockholders of VTEL Corporation
Page 2


respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it related to the amounts included for Compression Labs, Incorporated, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Austin, Texas
July 24, 1997

                         INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
of Compression Labs, Incorporated

We have audited the consolidated balance sheets of Compression Labs, Incorporated and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995 (not presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compression Labs, Incorporated and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP

San Jose, California
March 13, 1996

VTEL CORPORATION
Supplemental Consolidated Balance Sheet
(in thousands, except share data)
- --------------------------------------------------------------------------------

                                                              December 31,
                                                        ----------------------     July 31,    April 30,
                                                           1994         1995        1996         1997
                                                        ---------    ---------    ---------    ---------
                                                                                              (unaudited)
ASSETS
Current assets:
   Cash and equivalents                                 $  15,504    $  15,548    $   1,973    $   3,708
   Short-term investments                                  17,249       59,984       48,307       37,730
   Accounts receivable, net of allowance for
     doubtful accounts of $2,137, $10,213, $7,875 and
     $11,718, respectively                                 66,697       65,673       47,958       42,241
   Inventories                                             35,165       32,552       29,308       25,941
   Prepaid expenses and other current assets                3,780        2,137        2,399        3,824
                                                        ---------    ---------    ---------    ---------
       Total current assets                               138,395      175,894      129,945      113,444

Property and equipment, net                                25,794       26,922       25,792       24,872
Intangible assets, net                                          -       14,285       13,730       13,008
Capitalized software, net                                  11,868        3,828        3,561        3,540
Other assets                                                2,029        2,132        2,064        3,652
                                                        ---------    ---------    ---------    ---------
                                                        $ 178,086    $ 223,061    $ 175,092    $ 158,516
                                                        =========    =========    =========    =========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term debt                                      $   9,803     $ 13,452    $  10,656    $   5,511
   Current portion of capital lease obligations               750          506            -            -
   Accounts payable                                        23,889       31,319       20,694       20,981
   Accrued compensation and benefits                        5,123        4,954        4,203        1,639
   Accrued warranty expense                                   750        1,061          697          290
   Other accrued liabilities                                3,828        5,951        5,891        7,554
   Accrued expenses, discontinued operations                    -       13,887          657            -
   Research and development advance                         1,096          906          906          901
   Deferred revenue                                         8,068       10,528        9,150       10,894
                                                        ---------    ---------    ---------    ---------
       Total current liabilities                           53,307       82,564       52,854       47,770

Long-term debt and capital lease obligations                  494          985            -            -
Other liabilities                                             100            -            -            -
                                                        ---------    ---------    ---------    ---------
       Total liabilities                                   53,901       83,549       52,854       47,770
                                                        ---------    ---------    ---------    ---------

Commitments and contingencies (Note 12)

Stockholders' equity:
   Preferred stock, $.01 par value; 10,000,000
     authorized; none issued or outstanding                     -            -            -            -
   Common stock, $.01 par value; 25,000,000
     authorized; 16,759,000, 20,892,000, 21,498,000,
     and 22,485,000 issued and outstanding,
     respectively                                             168          209          215          225
   Additional paid-in capital                             175,235      244,352      245,585      253,622
   Accumulated deficit                                    (51,363)    (105,206)    (123,713)    (141,041)
   Treasury stock                                               -            -            -       (1,928)
   Other                                                      145          157          151         (132)
                                                        ---------    ---------    ---------    ---------
       Total stockholders' equity                         124,185      139,512      122,238      110,746
                                                        ---------    ---------    ---------    ---------
                                                        $ 178,086    $ 223,061    $ 175,092    $ 158,516
                                                        =========    =========    =========    =========

      The accompanying notes are an integral part of these supplemental consolidated financial statements.

VTEL CORPORATION
Supplemental Consolidated Statement of Operations
(in thousands, except per share data)
- -------------------------------------------------------------------------------

                                               For the Years Ended           For the Seven Months     For the Nine Months
                                                  December 31,                 Ended July 31,            Ended April 30,
                                      ------------------------------------  ----------------------   ---------------------

                                         1993        1994         1995        1995         1996        1996        1997
                                      ----------- -----------  -----------  -----------  -----------  ----------  ---------
                                                                            (unaudited)                    (unaudited)
Revenues:
   Products                           $  121,244  $  159,350   $  169,455   $   89,207   $   74,098   $ 117,102   $ 114,876
   Services and other                      5,303       9,839       21,619        8,872       22,864      24,926      30,100
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
                                         126,547     169,189      191,074       98,079       96,962     142,028     144,976
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Cost of sales:
   Products                               82,196      94,583      109,653       52,523       44,390      78,746      64,995
   Services and other                      5,262       8,226       14,578        5,585       16,592      18,656      21,939
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
                                          87,458     102,809      124,231       58,108       60,982      97,402      86,934
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Gross margin                              39,089      66,380       66,843       39,971       35,980      44,626      58,042
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------

Selling, general and administrative       42,276      52,502       62,511       31,397       38,842      52,816      49,006
Research and development                  18,802      19,004       21,283       11,878       16,274      18,609      18,514
Amortization of intangible assets              -           -           80            -          560         400         720
Restructuring expense                          -           -            -            -          553           -           -
Settlement of litigation                       -           -          897          897            -           -         500
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
   Total operating expenses               61,078      71,506       84,771       44,172       56,229      71,825      68,740
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------

Income (loss) from operations            (21,989)     (5,126)     (17,928)      (4,201)     (20,249)    (27,199)    (10,698)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------

Other income (expense):
   Interest income                         1,312       1,051        1,802          699        1,901       2,278       1,762
   Interest expense                         (846)       (804)      (1,142)        (655)        (424)       (764)       (870)
   Other                                       5         103           54          164          265          97         134
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
                                             471         350          714          208        1,742       1,611       1,026
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------

Loss from continuing operations
   before taxes                          (21,518)     (4,776)     (17,214)      (3,993)     (18,507)    (25,588)     (9,672)
(Provision) benefit for income taxes           -         (40)         (87)        (342)           -        (211)         12
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Net loss from continuing
   operations                            (21,518)     (4,816)     (17,301)      (4,335)     (18,507)    (25,799)     (9,660)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Discontinued operations:
   Income (loss) from operations           8,701       4,985       (1,941)         524            -      (2,465)          -
   Loss on disposal                            -           -      (34,601)           -            -     (34,601)     (6,863)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Net income (loss) from
   discontinued operations                 8,701       4,985      (36,542)         524            -     (37,066)     (6,863)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------

Net income (loss)                     $  (12,817) $      169   $  (53,843)  $   (3,811)  $  (18,507)  $ (62,865)  $ (16,523)
                                      ==========  ==========   ==========   ==========   ==========   =========   =========

Computation of net income (loss)
 per share:
Net loss from continuing operations   $  (21,518) $   (4,816)  $  (17,301)  $   (4,335)  $  (18,507)  $ (25,799)  $  (9,660)
Deemed preferred stock dividend
   related to conversion discount              -           -            -            -            -           -      (2,527)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Adjusted net loss from continuing
   operations                            (21,518)     (4,816)     (17,301)      (4,335)     (18,507)    (25,799)    (12,187)
Net income (loss) from discontinued
   operations                              8,701       4,985      (36,542)         524            -     (37,066)     (6,863)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Net income (loss) applicable to
   common stock                       $  (12,817) $      169   $  (53,843)  $   (3,811)  $  (18,507)  $ (62,865)  $ (19,050)
                                      ==========  ==========   ==========   ==========   ==========   =========   =========

Net loss per share from
   continuing operations              $    (1.51) $    (0.27)  $    (0.90)  $    (0.24)  $    (0.87)  $   (1.27)  $   (0.56)
Net income (loss) per share
   from discontinued operations             0.61        0.28        (1.91)        0.03            -       (1.82)      (0.31)
                                      ----------  ----------   ----------   ----------   ----------   ---------   ---------
Net income (loss) per share           $    (0.90) $     0.01   $    (2.81)  $    (0.21)  $    (0.87)  $   (3.09)  $   (0.87)
                                      ==========  ==========   ==========   ==========   ==========   =========   =========

Weighted average shares outstanding       14,242      17,518       19,131       17,821       21,393      20,377      21,863
                                      ----------- -----------  ----------   ----------   ----------   ---------   ---------

      The accompanying notes are an integral part of these supplemental consolidated financial statements.

VTEL CORPORATION
Supplemental Consolidated Statement of Changes in Stockholders' Equity
(in thousands)
- --------------------------------------------------------------------------------

                                                  Common Stock
                                            -----------------------                                            Total
                                            Number of                  Paid-in     Accumulated              Stockholders'
                                              Shares      Amount       Capital       Deficit       Other        Equity
                                            ---------    ---------    ---------    -----------  ----------  -------------
Balance at December 31, 1992,
   as previously reported                       8,607    $      86    $  52,923    $ (14,636)   $     (67)   $  38,306
Pooling of interests with CLI                   5,248           53       80,903      (24,079)           -       56,877
Proceeds from sale of stock                     1,952           19       30,451            -            -       30,470
Proceeds from stock issued
   under employee plans                           383            4        3,071            -            -        3,075
Exercise of stock warrants                        111            1        1,728            -            -        1,729
Amortization of unearned
 compensation                                       -            -            -            -           23           23
Foreign currency translation
   adjustment                                       -            -            -            -          (68)         (68)
Net loss                                            -            -            -      (12,817)           -      (12,817)
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 1993                   16,301          163      169,076      (51,532)        (112)     117,595
Proceeds from sale of stock                        68            1        1,972            -            -        1,973
Proceeds from stock issued
   under employee plans                           360            4        3,659            -            -        3,663
Exercise of stock warrants                         30            -          528            -            -          528
Amortization of unearned
   compensation                                     -            -            -            -           23           23
Foreign currency translation
   adjustment                                       -            -            -            -          234          234
Net loss                                            -            -            -          169            -          169
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 1994                   16,759          168      175,235      (51,363)         145      124,185
Proceeds from sale of stock                     3,312           33       61,927            -            -       61,960
Proceeds from stock issued
   under employee plans                           546            5        3,220            -            -        3,225
Stock issued for acquired assets (Note 3)         260            3        3,721            -            -        3,724
Exercise of stock warrants                         15            -          249            -            -          249
Amortization of unearned
   compensation                                     -            -            -            -           21           21
Foreign currency translation
   adjustment                                       -            -            -            -           (9)          (9)
Net loss                                            -            -            -      (53,843)           -      (53,843)
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance at December 31, 1995                   20,892          209      244,352     (105,206)         157      139,512
Proceeds from stock issued
   under employee plans                           178            2        1,237            -            -        1,239
Exercise of stock warrants                        428            4           (4)           -            -            -
Foreign currency translation
   adjustment                                       -            -            -            -           (6)          (6)
Net loss                                            -            -            -      (18,507)           -      (18,507)
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance at July 31, 1996                       21,498          215      245,585     (123,713)         151      122,238
Proceeds from sale of stock                     1,103           11        6,841            -            -        6,852
Proceeds from stock issued
   under employee plans                           136            1        1,246            -            -        1,247
Unearned compensation                               -            -            -            -         (364)        (364)
Amortization of unearned
   compensation                                     -            -            -            -          269          269
Foreign currency translation
   adjustment                                       -            -            -            -         (188)        (188)
Net purchase of treasury stock                   (239)          (2)           -         (805)      (1,928)      (2,735)
Other                                               -            -          (50)           -            -          (50)
Net loss                                            -            -            -      (16,523)           -      (16,523)
                                            ---------    ---------    ---------    ---------    ---------    ---------
Balance at April 30, 1997 (unaudited)          22,498    $     225    $ 253,622    $(141,041)   $  (2,060)   $ 110,746
                                            =========    =========    =========    =========    =========    =========

      The accompanying notes are an integral part of these supplemental consolidated financial statements.

VTEL CORPORATION
Supplemental Consolidated Statement of Cash Flows
(in thousands)
- --------------------------------------------------------------------------------

                                                           For the Years Ended          For the Seven Months    For the Nine Months
                                                                 December 31,              Ended July 31,        Ended April 30,
                                                     --------------------------------   --------------------   --------------------
                                                        1993       1994       1995        1995       1996         1996      1997
                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------
                                                                                       (unaudited)                  (unaudited)
Cash flows from operating activities:
Net income (loss)                                    $ (12,817)  $     169  $ (53,843)  $  (3,811) $ (18,507)  $ (62,865) $ (16,523)

Adjustments to reconcile net income (loss)
 to net cash from operations:
     Depreciation and amortization                      11,791      13,038     20,898       7,858      8,294      20,831     11,556
     Provision for doubtful accounts                        96          80         40           8         18          25         80
     Amortization of unearned compensation                  23          23         21          11          -          10        111
     Amortization of deferred gain                           -        (107)      (100)        (57)       (56)        (72)       (80)

     Foreign currency translation loss (gain)                -          48         40         (83)      (216)        (25)       (65)

(Increase) decrease in accounts receivable              (3,583)     (9,518)    (4,007)    (15,651)    10,324      23,110     (1,027)

(Increase) decrease in inventories                      (2,068)     (1,868)     9,647        (725)    (7,367)      4,371      3,208
(Increase) decrease in prepaid expenses
   and other assets                                     (2,504)      1,992      2,107         (76)     2,522       2,789     (2,613)

Increase (decrease) in accounts payable                  5,355      (4,570)     7,430         263    (11,216)     13,059        876
Increase (decrease) in accrued expenses                    987       1,808     16,156       3,973    (14,562)      1,995     (3,407)

Increase (decrease) in research and
   development advance                                   2,745      (1,649)      (190)       (190)         -           -          -
Increase (decrease) in deferred revenues                 1,642       4,809       (912)     (1,098)    (1,378)         12      1,744
Discontinued operations                                (14,519)     (1,400)    11,503       8,614     21,016      10,839      8,138
                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------
   Net cash provided by (used in)
     operating activities                              (12,852)      2,855      8,790        (964)   (11,128)     14,079      1,998
                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------

Cash flows from investing activities:
Purchases of short-term investments                    (71,470)   (111,679)  (707,280)    (65,148)  (241,994)    700,524   (278,192)

Sales and maturities of short-term investments          75,382     113,989    664,545      68,327    253,671    (740,539)   288,769
Purchases of property and equipment                    (12,753)    (14,510)   (16,759)    (11,027)   (11,139)    (15,074)   (10,716)

Sales of property and equipment                          2,049         701      1,775       1,054      1,307         865      2,139
Cash paid for acquired assets (Note 3)                       -           -    (10,684)          -          -     (10,557)         -
Increase in captalized software                         (4,999)     (6,702)    (9,371)     (2,958)      (681)     (2,351)    (1,487)

(Increase) decrease in other assets                        (54)        357       (103)     (6,662)        69         277     (1,589)

                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------
   Net cash provided by (used in)
     investing activities                              (11,845)    (17,844)   (77,877)    (16,414)     1,233     (66,855)    (1,076)

                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------

Cash flows from financing activities:
Sales of common stock, net                              35,274       5,264     65,434       6,255      1,014      59,312      9,074
Principal payments under capital lease obligations        (242)       (374)      (844)       (436)      (549)       (536)         -
(Payments) borrowings under line of credit
   agreements                                           (1,257)      1,110      2,993      (2,801)    (2,766)          -     (4,528)

Collateralized borrowings (payments)                         -           -      1,597       1,850     (1,589)          -        131
Purchase of treasury stock                                   -           -          -           -          -           -     (3,742)

                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------
   Net cash provided by (used in)
     financing activities                               33,775       6,000     69,180       4,868     (3,890)     58,776        935
                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------

Effect of translation exchange rates on cash               (68)        186        (49)        125        210        (217)      (122)

                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------

Net increase (decrease) in cash and equivalents          9,010      (8,803)        44     (12,385)   (13,575)      5,783      1,735

Cash and equivalents at beginning of period             15,297      24,307     15,504      15,504     15,548       3,119      1,973
                                                     ---------   ---------  ---------   ---------  ---------   ---------  ---------
Cash and equivalents at end of period                $  24,307   $  15,504  $  15,548   $   3,119  $   1,973   $   8,902  $   3,708
                                                     =========   =========  =========   =========  =========   =========  =========


Supplemental Cash Flow Information:
Income taxes paid                                    $      26   $      31  $      74   $      27  $       -   $      47  $       -
Interest paid                                              858         804      1,142         641        453         788        921
Stock issued for acquired assets (Note 3)                    -           -      3,724           -          -       3,724          -


      The accompanying notes are an integral part of these supplemental consolidated financial statements.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- -------------------------------------------------------------------------------

1. THE COMPANY

     VTEL Corporation ("VTEL" or the "Company") designs, manufactures, markets, services and supports integrated, multi-media videoconferencing systems which operate over private and switched digital communication networks. VTEL distributes its systems to a domestic and international marketplace through a reseller network and directly to end-user customers.

     On May 23, 1997, shareholders of VTEL and Compression Labs, Incorporated, a Delaware corporation ("CLI"), approved the merger (the "Merger") of VTEL-Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of VTEL ("Merger Sub"), with and into CLI, pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), with CLI becoming a direct wholly-owned subsidiary of VTEL. As a result of the Merger, (a) the outstanding shares of CLI's common stock were converted into the right to receive 0.46 shares of common stock of VTEL for each share of CLI common stock converted (or cash in lieu of fractional shares otherwise deliverable in respect thereof), and (b) the outstanding shares of CLI Series C Preferred Stock were converted into the right to receive 3.15 shares of VTEL common stock for each share of CLI preferred stock converted (or cash in lieu of fractional shares otherwise deliverable in respect thereof).
     The CLI shares were exchanged for a total of 8,424,741 shares of VTEL common stock.

     The acquisition was accounted for as a pooling of interests and accordingly, the accompanying supplemental consolidated financial statements have been restated for all periods to include the accounts of CLI. Revenues, net income (loss) from continuing operations and net income
     (loss) of the separate companies for the periods preceding the acquisition were as follows:


                                                          VTEL       CLI        Total
                                                        -------    --------    --------
     Year ended December 31, 1993
        Revenues                                        $31,452    $ 95,095    $126,547
        Net loss from continuing operations              (9,334)    (12,184)    (21,518)
        Net loss                                         (9,334)     (3,483)    (12,817)
     Year ended December 31, 1994
        Revenues                                         54,231     114,958     169,189
        Net income (loss) from continuing operations         62      (4,878)     (4,816)
        Net income                                           62         107         169
     Year ended December 31, 1995
        Revenues                                         78,095     112,979     191,074
        Net income (loss) from continuing operations      3,739     (21,040)    (17,301)
        Net loss                                          3,739     (57,582)    (53,843)
     Seven months ended July 31, 1996
        Revenues                                         50,109      46,853      96,962
        Net loss                                         (9,899)     (8,608)    (18,507)
     Nine months ended April 30, 1997 (unaudited)
        Revenues                                         83,022      61,954     144,976
        Net income (loss) from continuing operations      2,203     (11,863)     (9,660)
        Net loss                                          2,203     (18,553)    (16,350)

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The supplemental consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of VTEL's wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Preparation of the supplemental consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates made by management include the provision for doubtful accounts receivable, inventory write-downs for potentially excess or obsolete inventory, the valuation allowance for the gross deferred tax asset, and the amortization period for intangible assets. Actual amounts could differ from the estimates made. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation.

     These supplemental consolidated financial statements should be read in conjunction with the audited consolidated financial statements (including the notes thereto) contained in VTEL's 1996 Transition Report on Form 10-K for the seven months ended July 31, 1996 filed with the Securities and Exchange Commission on November 13, 1996 and CLI's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission on April 15, 1997.

     In May 1996, VTEL changed its fiscal year end from December 31 to July 31. The accompanying supplemental consolidated financial statements include the results of operations and cash flows for the seven-month transition period ended July 31, 1996 with comparative presentation of the unaudited results for the seven months ended July 31, 1995. Results of operations for the seven month periods ended July 31, 1996 and 1995 are not necessarily indicative of the operating results which would be expected for a full year.

     Interim Financial Data

     The interim financial data as of April 30, 1997, for the seven months ended July 31, 1995 and for the nine months ended April 30, 1996 and 1997 is unaudited; however, in the opinion of VTEL's management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.

     Revenue Recognition

     Product revenues, recorded net of discounts, are recognized at the time a product is shipped or services are performed and the Company has no significant further obligations to the customer. Customer prepayments are deferred until product shipment has occurred or services have been rendered and there are no significant further obligations

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     to the customer. Service revenues are recognized at the time the services are rendered and the Company has no significant further obligations to the customer.

     Warranty Costs

     The Company generally warrants its products against defects for one year from the date of installation, but not to exceed fifteen months from date of shipment. The Company provides currently for the estimated costs which may be incurred in the future under the warranty program for products sold during the year.

     Software Development Costs

     Costs incurred in connection with the development of software products are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Amortization of capitalized software begins upon initial product shipment. Software development costs are amortized (a) over the estimated life of the related product (generally thirty-six months), using the straight-line method or (b) based on the ratio of current revenues from the related products to total estimated revenues for such products, whichever is greater.

     Cash and Equivalents

     Cash and equivalents include cash and certificates of deposit with original maturities of three months or less at the date of acquisition.

     Short-term Investments

     Short-term investments are carried at market value, which approximates cost, at the balance sheet date. Short-term investments consist of funds primarily invested in mortgage-backed securities guaranteed by the U.S. government, government securities and commercial paper. Investment securities generally have maturities of less than one year.

     Included in short-term investments is approximately $885 of restricted investments which are pledged to collateralize letters of credit obtained to secure an advance made to the Company under a development and license agreement (see Note 9).

     The Company accounts for investment securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires investment securities to be classified as held-to-maturity, trading or available-for-sale based on the characteristics of the securities and the activity in the investment portfolio. At December 31, 1994 and 1995 and July 31, 1996, all investment securities are classified as available-for-sale. No unrealized gains or losses have been recorded as a separate component of

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     equity for the current period or prior year as market values approximate cost due to the short-term nature of the investments.

     Inventories

     Inventories are stated at the lower of cost (determined under the first-in, first-out method) or market. Cost includes the acquisition of purchased components, parts and sub-assemblies, labor and overhead.

     Property and Equipment

     Property and equipment is recorded at cost. Internal support equipment consists of certain demonstration and development systems manufactured by the Company and is recorded at manufactured cost. Equipment acquired under capital lease obligations is recorded at the lower of fair market value or the present value of the future minimum lease payments at the inception of the lease. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, ranging from two to ten years, or over the lease term of the respective assets, as applicable. Repair and maintenance costs are expensed as incurred.

     Intangible Assets

     During the year ended December 31, 1995, VTEL acquired certain assets and a service and support infrastructure related to an operating group of another company (see Note 3). The estimated value of the intangible assets is being amortized over a period of 15 years, which is the period in which the Company expects to be able to continue to effectively utilize the service and support infrastructure to support its resellers in the offering of broader services to users of videoconferencing equipment. In accordance with Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets," the Company periodically evaluates the amortization period associated with the acquired intangible assets based upon anticipated periods of future benefit, including factors such as loss of employees with key or unique knowledge, the Company's ability to continue to successfully utilize the specialized integration and process knowledge to provide integration and support services, and other relevant factors which could require revision of the estimate of the amortization period. Appropriate adjustments, if any, to the amortization period will be made prospectively based upon such periodic evaluation.

     Research and Development Advance

     Research and development advance represents a cash advance received by VTEL under a development and license agreement (see Note 9) for the reimbursement of research and development costs incurred by VTEL in performing work specified in the agreement. The amounts used to reimburse costs incurred under the agreement are recognized as reductions of research and development expenses.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Accordingly, assets and liabilities of the subsidiaries are translated at current rates of exchange at the balance sheet date. The resultant gains or losses from translation are included in a separate component of stockholders' equity. Income and expense from the subsidiaries are translated using monthly average exchange rates.

     Income Taxes

     The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Net Income (Loss) Per Share

     Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding (if dilutive) during each period. Common share equivalents represent incremental shares of common stock calculated using the treasury stock method related to common stock which may be issuable at the average market price of the Company's common stock during the period upon exercise of outstanding stock options or warrants.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." The new standard, which is effective for financial statements issued for periods ending after December 15, 1997, establishes standards for computing and presenting earnings per share ("EPS") and upon adoption requires restatement of all prior period EPS data presented. The Company will implement this standard in fiscal 1998. The implementation of the standard will result in the presentation of a basic EPS calculation in the financial statements as well as a diluted EPS calculation. Under SFAS No. 128, basic and diluted earnings per share will not differ materially from the amounts currently reported.

     Concentration of Credit Risk

     The Company sells its products to various companies across several industries, including third-party resellers. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company requires advanced payments or secures transactions when deemed necessary.

     Fair Value of Financial Instruments

     The carrying amount of the Company's financial instruments, including cash and equivalents, short-term investments and short-term trade receivables and payables,

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     approximates fair value. The carrying amount of short-term investments approximates fair value because of the short maturity and nature of these instruments. The Company places its cash investments in quality financial instruments and limits the amount invested in any one institution or in any type of instrument. The Company has not experienced any significant losses on its investments.

     Long-lived Assets

     Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. It requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated its long-lived assets and intangibles based on guidance provided by SFAS No. 121. The adoption of SFAS No. 121 did not have any effect on the Company's financial position or results of operations.

     Employee Stock Plans

     Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting and Disclosure of Stock-Based Compensation." SFAS No. 123 introduces a fair-value based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on their estimated fair market value on the date of grant. The Company has opted to continue to apply the existing accounting rules contained in APB No. 25, "Accounting for Stock Issued to Employees." As such, SFAS No. 123 did not have any effect on the Company's financial position or results of operations.

3.   PURCHASE TRANSACTION

     In November 1995, VTEL purchased certain assets and a service and support infrastructure related to the Integrated Communications Systems Group of
     another company (the "ICS Transaction").    The transaction resulted in
     VTEL acquiring certain tangible assets primarily consisting of inventories, prepaid expenses and fixed assets and assuming certain deferred revenues related to extended warranty service contracts. The acquired service and support infrastructure includes a trained workforce possessing specialized systems integration and process knowledge. The transaction will allow VTEL to enhance its ability to support VTEL's resellers' abilities to offer systems integration, installation and end-user support to the ultimate purchaser of VTEL's products, thereby allowing the resellers to more effectively provide an essential part of the services that are integral to the purchase of the Company's products.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     VTEL completed the ICS Transaction with the payment of $10,684 in cash, which includes $142 of transaction expenses, and the issuance of 260,000 shares of VTEL's unregistered common stock with an estimated market value at the time of the transaction of $3,723. The transaction was accounted for under the purchase method pursuant to which VTEL determined that approximately $14,400 of the purchase price related to intangible assets which are primarily represented by the service and support infrastructure.

4.   INVENTORIES

     Inventories consist of the following:


                                             December 31,
                                          -----------------   July 31,  April 30,
                                           1994      1995       1996     1997
                                          -------   -------   -------   --------
                                                                       (unaudited)

     Raw materials                        $ 9,861   $ 8,263   $13,808   $13,349
     Work in process                        4,841     4,019     2,781     2,213
     Finished goods                        14,771    16,383    10,678     8,351
     Finished goods held for evaluation
         and under rental and loan
         agreements                         5,692     3,887     2,041     2,028
                                          -------   -------   -------   -------
                                          $35,165   $32,552   $29,308   $25,941
                                          =======   =======   =======   =======

     Finished goods held for evaluation and under rental and loan agreements consists of completed multi-media communication systems used for demonstration and evaluation purposes, which are generally sold during the next year.

5.   PROPERTY AND EQUIPMENT

     Property and equipment is composed of the following:

                                              December 31,        July 31,
                                          --------------------    --------
                                            1994        1995        1996
                                          --------    --------    --------

     Furniture, machinery and equipment   $ 40,260    $ 40,987    $ 39,496
     Internal support equipment              5,738       9,172      12,880
     Equipment under capital lease           2,185       2,090           -
     Leasehold improvements                    797       1,629       2,369
                                          --------    --------    --------
                                            48,980      53,878      54,745
     Less - accumulated depreciation       (23,186)    (26,956)    (28,953)
                                          --------    --------    --------
                                          $ 25,794    $ 26,922    $ 25,792
                                          ========    ========    ========


     Depreciation and amortization expense relating to property and equipment was approximately $11,791, $13,038, $20,818 and $8,379 for the years ended December 31, 1993, 1994, 1995 and the seven months ended July 31, 1996, respectively.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

6.   DISCONTINUED OPERATIONS AND RESTRUCTURING

     During November 1995, CLI adopted a strategic plan to discontinue operations of its broadcast products division. This division generally manufactured and sold broadcast video products to commercial end-users. The results for the division have been accounted for as discontinued operations in accordance with APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and the accompanying supplemental consolidated financial statements have been presented to reflect the discontinuation of the division.

     On June 27, 1996, CLI completed the sale of certain assets of its broadcast products division to another company in exchange for $12,500 in cash (subject to post-closing adjustments) and the assumption of $2,000 in liabilities. The purchaser assumed past warranty obligations associated with the product family covered by the sale. With the exception of the accounts receivable, CLI disposed of the remaining assets of the division to a separate buyer. The components of net assets of discontinued operations included in the accompanying supplemental consolidated balance sheet are summarized as follows:

                                       December 31,
                                    -----------------   July 31,  April 30,
                                     1994      1995      1996      1997
                                    -------   -------   -------   --------
                                                                (unaudited)

     Accounts receivable, net       $19,920   $14,929   $ 8,698   $   892
     Inventories                      6,243    10,859         -         -
     Property and equipment,  net     3,288     4,174         -         -
     Capitalized software             3,916         -         -         -
     Other assets                         -        38         -         -
                                    -------   -------   -------   -------
                                    $33,367   $30,000   $ 8,698   $   892
                                    =======   =======   =======   =======

     Revenues from the discontinued division were approximately $46,232, $42,029 and $36,974 for the years ended December 31, 1993, 1994 and 1995, respectively. Revenues from the discontinued division were $11,201 and nil for the seven months ended July 31, 1996 and nine months ended April 30, 1997, respectively.

7.   SHORT-TERM AND LONG-TERM DEBT

     On November 28, 1994, VTEL executed a credit agreement with a financial institution which established a $10,000 revolving line of credit. Under the line of credit, VTEL may borrow up to $10,000 based on eligible accounts receivable. The line of credit provides a minimum borrowing base of $5,000. The credit agreement also provides that the Company may request the issuance of letters of credit up to a maximum of $4,000 and foreign exchange contracts subject to certain limitations.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- -------------------------------------------------------------------------------

     Any amounts outstanding under the credit agreement will bear interest at the prime rate and will be payable on the maturity date of December 13, 1998 unless VTEL converts the revolving advances to a three-year term loan, which will bear interest at the prime rate and will be payable in equal monthly installments.

     Any amounts outstanding under the credit agreement will be secured by VTEL's inventory and accounts receivable. The credit agreement requires VTEL to maintain certain financial ratios and other covenants. At April 30, 1997, VTEL had no amounts outstanding under the credit line.

     At July 31, 1996, the Company, through its wholly-owned subsidiary, CLI, also had a $15,000 revolving line of credit with a bank with an interest rate equal to the highest London Interbank Offered Rate ("LIBOR") plus 4.8% (10.9% at July 31,1996). This line of credit expired on June 30, 1997 and was repaid in full in July 1997.

8.   STOCKHOLDERS' EQUITY

     General

     In October 1995, VTEL completed a secondary offering of its common stock which consisted of the sale of 3,000,000 shares of VTEL's common stock generating net proceeds to VTEL of approximately $57,000.

     In June 1995, Intel purchased 51,898 shares of VTEL's common stock for approximately $396 pursuant to an agreement, since terminated, which enabled Intel to maintain its percentage ownership interest in VTEL. In October 1995, Intel delivered notice of its intent to exercise its warrant to purchase 1,199,124 shares of VTEL's common stock at an exercise price of $11.50 per share under an agreement which modified the provisions of the common stock and Warrant Purchase Agreement (the "Stock Agreement") between
     VTEL and Intel.   Pursuant to the modified agreement, Intel agreed to sell
     to VTEL concurrently with the exercise of the warrant, and VTEL agreed to purchase from Intel, 771,464 shares of VTEL's common stock at a price of $17.875, the closing price of VTEL's Common Stock on the day immediately preceding the date in which Intel delivered notice of its intent to exercise the warrant. During the seven months ended July 31, 1996, VTEL completed the warrant exercise and related stock redemption transaction such that Intel increased its ownership of VTEL's common stock by 427,660 shares. The modified agreement also resulted in Intel agreeing to terminate certain of its rights specified in the Investor Rights' Agreement between the Company and Intel. The Stock Agreement provides that under certain circumstances VTEL may be required to register the shares sold under the agreements at its sole cost.

     In November 1995, VTEL issued 260,769 shares of its unregistered common stock in connection with the ICS Transaction (see Note 3).

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- -------------------------------------------------------------------------------

     Share Repurchase Program

     During the seven months ended July 31, 1996, VTEL adopted a share repurchase program pursuant to which VTEL repurchased shares of its common stock in the open market. The repurchased shares will be issued from time to time to fulfill requirements for VTEL's common stock under its employee stock plans. Subsequent to July 31, 1996, VTEL repurchased 455,200 shares of its common stock for approximately $3,700. In February 1997, VTEL terminated the stock repurchase program. VTEL applied the cost method of accounting for its treasury stock.

     CLI Redeemable Convertible Preferred Stock

     On October 25, 1996, CLI completed a private placement of 350,000 shares of Class C Preferred Stock and stock warrants for the purchase of 375,000 shares of CLI common stock for approximately $7,000, before certain issuance costs, pursuant to a purchase agreement with an institutional investor. The preferred stock was exchanged for 1,102,500 shares of VTEL common stock and both the number and exercise price of the warrants were converted into warrants for the purchase of VTEL common stock based on the exchange ratio of 0.46 in connection with the Merger. The converted warrants totaling 172,500 VTEL shares, have an exercise price of $12.39 and expire in October 2001.

     Stock and Stock Option Plans

     VTEL has three stock option plans, the 1989 Stock Option Plan (the "1989 Plan"), the 1996 Stock Option Plan (the "1996 Plan") and the 1992 Director Stock Option Plan (the "1992 Plan"). The 1989 Plan and the 1996 Plan both provide for the issuance of non-qualified and incentive stock options to key employees, directors and consultants of the Company. Stock options are generally granted at the estimated fair market value at the time of grant, and the options vest ratably over 48 months and are generally exercisable for a period of ten years beginning with date of grant. The 1992 Plan provides for the issuance of stock options to nonemployee directors at the estimated fair market value to the time of grant. Such options vest ratably over 36 months and are exercisable for a period of ten years beginning with the date of the grant.

     CLI had employee and director stock option plans prior to the merger with VTEL. On May 23, 1997, all options outstanding under these plans converted into options for common stock of VTEL. Both the number of shares subject to option and the per share exercise price under each option were adjusted by the exchange ratio of 0.46.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- -------------------------------------------------------------------------------

     The Company applies APB No. 25 and related Interpretations in accounting for its stock option plans, which are described below. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair market value at the grant dates for awards under those plans consistent with the method provided by SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reflected by the following pro forma amounts for the year ended December 31, 1995 and the seven months ended July 31, 1996:

                                               For the Year  For the Seven
                                                   Ended      Months Ended
                                                December 31,     July 31,
                                                   1995           1996
                                                ------------  ------------
     Net loss                As reported         $ (53,843)    $ (18,507)
                             Pro forma             (55,748)      (20,638)

     Net loss per share      As reported         $   (2.81)    $   (0.87)
                             Pro forma               (2.91)        (0.96)


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1995 and the seven months ended July 31, 1996:

                                    For the Year        For the Seven
                                        Ended           Months Ended
                                    December 31,          July 31,
                                        1995                1996
                                    ------------        -------------
     Dividend yield                 $        -           $        -
     Expected volatility                 84.21%               84.83%
     Risk-free rate of return             5.43%                6.56%
     Expected life                   4.94 years           4.94 years

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     The following table summarizes activity under all Plans for each of the three years ended December 31, 1995 and the seven months ended July 31, 1996. This information includes stock options relating to CLI's stock option plans; both the number of shares and the per share exercise price have been adjusted by the exchange ratio of 0.46.

                                              1993               1994                 1995               1996
                                       -----------------   ------------------  -----------------   ----------------
                                                Weighted            Weighted            Weighted           Weighted
                                                Average             Average             Average            Average
                                       Shares   Exercise   Shares   Exercise   Shares   Exercise  Shares   Exercise
                                       (000's)   Price     (000's)   Price     (000's)   Price    (000's)   Price
                                       -------  --------   -------  ---------  -------  --------  -------  --------
     Outstanding at the
        beginning of the period          2,885   $ 14.89     3,065   $  14.12    3,323   $ 12.87    3,627  $ 14.31
          Granted                        1,227      9.47     1,009      14.91    1,213     20.36    1,218    11.44
          Exercised                       (294)    11.75      (226)      6.58     (434)     6.70     (212)    6.31
          Canceled                        (753)    10.44      (525)     26.70     (475)    21.54     (629)   20.41
                                        ------             -------             -------            -------
     Outstanding at the
        end of the period                3,065     14.12     3,323      12.87    3,627     14.31    4,004    12.89
                                        ======             =======             =======            =======

     Options exercisable at
        period end                       2,226   $ 12.55     2,583   $ 12.82     2,932   $ 14.70    3,083  $ 14.56
                                        ======   =======   =======   =======   =======   =======  =======  =======

     Weighted average fair
        value of options granted
        during the period                        $     -             $     -             $ 10.57           $  6.45
                                                 =======             =======             =======           =======

                                      Options Outstanding               Options Exercisable
                          -------------------------------------------  --------------------------
                                             Weighted-
                             Number           average       Weighted-      Number of    Weighted-
                          outstanding at     remaining       average    exercisable at   average
      Range of exercise   July 31, 1996   contractual life  exercise    July 31, 1996   exercise
          prices             (000's)          (year's)        price         (000's)       price
     ------------------   --------------  ----------------  ---------  ---------------  ---------
       $ 0.30-$ 4.00                560        4.87         $   2.01               560  $   2.01
         4.38- 11.00              1,224        8.24             8.25               945      7.54
        11.11- 24.48              1,970        8.03            18.83             1,360     17.92
        26.00- 43.48                250        6.50            33.28               216     33.74
                          -------------                                ---------------
        $0.30-$43.48              4,004        7.57            12.89             3,083     12.74
                          =============                                ===============

     During September through December of 1991, the Company granted options to purchase 65,400 shares at prices which are deemed to be less than fair market value at the date of grant. Vesting was ratable over a period of four years through 1995. Unearned compensation of $94 related to these options has been recognized ratably over the vesting period. Compensation expense charged to operations related to these options was $23, $23 and $21, respectively, for years ended December 31, 1993, 1994 and 1995.

     During the year ended December 31, 1993, the Company adopted a program pursuant to which all holders of options under the Company's 1989 Stock Option Plan were given the opportunity to surrender their existing options for new options having an exercise price of $4.00 per share, the fair market value of the Company's Common Stock on the grant date of the new options. Any vesting under the existing options was lost in an exchange under

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     the program. The new options vest ratably over a 48 month period. A total of 558,913 options were exchanged under the program.

     Employee Stock Purchase Plan

     On April 29, 1993, VTEL adopted an Employee Stock Purchase Plan ("Employee Plan") which enables all employees to acquire VTEL's stock under the plan. The Employee Plan authorizes the issuance of up to 450,000 shares of VTEL's Common Stock. The Employee Plan allows participants to purchase shares of the Company's Common Stock at a price equal to the lesser of (a) 85% of the fair market value of the Common Stock on the date of the grant of the option or (b) 85% of the fair market value of the Common Stock at the time of exercise. Shares of Common Stock issued under the Employee Plan totaled 41,988, 88,740, 66,087 and 37,121, respectively, for the years ended December 31, 1993, 1994 and 1995 and for the seven months ended July 31, 1996.

     The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions for the year ended December 31, 1995 and the seven months ended July 31, 1996:

                                              For the                            For the Seven
                                            Year Ended                            Months Ended
                                          December 31, 1995                       July 31, 1996
                                     -----------------------------       -------------------------------
                                     Section 16                           Section 16
                                      Officers            Others           Officers            Others
                                     ----------        -----------       ------------       ------------
     Dividend yield                          -                  -                  -                  -
     Expected volatility                 95.78%             90.29%             79.87%             79.68%
     Risk-free rate of return             5.18%              5.12%              5.58%              5.43%
     Expected life                         .50 years          .25 years          .50 years          .25 years

     Weighted-average fair value
        of purchase rights granted   $    3.13         $     2.30        $      2.30        $      2.07

9.   DEVELOPMENT AND LICENSE AGREEMENT

     On October 22, 1993, VTEL entered into a Development and License Agreement (the "Development Agreement") with Intel Corporation ("Intel"), pursuant to which the companies agreed to engage in a series of development efforts with respect to video compression software as well as other video technology such as processes and designs. The agreement contains certain provisions for licensing agreements and royalties between the two companies for the use of the technology developed under the agreement.

     The initial term of the Development Agreement will continue until December 31, 1996 and will automatically renew thereafter for successive terms of one year unless written notice is given by either party six months prior to the expiration of the initial term or any successor term.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     VTEL was advanced $3,000 under the agreement to be used for the initial reimbursements of research and development costs incurred by VTEL in performing the work specified in the Development Agreement. The Company is required to periodically report the amount of costs incurred which have been reimbursed from the advance. VTEL records reductions of the advance as the specified work is performed and reimbursable costs are incurred. However, reimbursements are actually approved for release to VTEL as specified projects or milestones are completed. In May 1997, VTEL issued 155,040 shares of Common Stock to Intel in lieu of repayment of the remaining $901 advance.

     During the years ended December 31, 1993, 1994 and 1995, the Company reduced gross research and development expenses by approximately $255, $1,649 and $190, respectively, for reimbursable research and development costs under the terms of the Development Agreement. No reductions of research and development expenses were recorded during the seven months ended July 31, 1996 as a result of the Development Agreement. As of July 31, 1996, the Company had no research and development activities in process or planned related to the Development Agreement.

10.  FEDERAL INCOME TAXES

     Under the provisions of SFAS No. 109, the components of the net deferred tax amount are as follows:

                                                          December 31,
                                                     --------------------    July 31,
                                                       1994        1995        1996
                                                     --------    --------    --------
     Deferred tax assets:
     Net operating loss carryforwards                $ 20,360    $ 21,780    $ 33,062
     Research and development credit carryforwards      3,658       3,127       3,127
     Minimum tax credit carryforwards                      28          97         110
     Inventory and warranty provisions                  2,675       5,295       2,983
     Compensation accruals                                176         249         346
     Depreciation                                       4,634       7,818       5,012
     Accrued expenses                                   1,227       9,423       4,655
     Capitalized R & D expenses                         2,380       3,394       1,414
     Accounts receivable                                  863       4,466       3,753
     Other                                                878         622       1,651
                                                     --------    --------    --------
        Gross deferred tax asset                       36,879      56,271      56,113

     Deferred tax liabilities:
     Capitalized software                              (4,121)     (1,279)     (1,256)
     Long-term contract revenue                        (1,218)     (1,906)       (800)
                                                     --------    --------    --------
        Gross deferred tax liability                   (5,339)     (3,185)     (2,056)
                                                     --------    --------    --------
     Valuation allowance                              (31,540)    (53,086)    (54,057)
                                                     --------    --------    --------
     Net deferred tax asset                          $      -    $      -    $      -
                                                     ========    ========    ========

     The Company's net operating loss and research and development credit carryforwards expire in varying amounts from 1999 through 2011. Research and development tax credit carryforwards expire in varying amounts from 2002 through 2008. Minimum tax credit carryforwards do not expire and carryforward indefinitely. Net operating losses related to

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     the Company's foreign subsidiary (totaling $5,273) are available to offset future foreign taxable income.

     The Company has experienced substantial changes in ownership as defined by the Internal Revenue Code. These changes result in annual limitations of the amount of net operating loss carryforward generated prior to each change which can be utilized to offset future taxable income. At July 31, 1996, VTEL and CLI had total domestic net operating loss carryforwards of $21,038 and $76,162, respectively. The portions of these carryforwards available for utilization during fiscal 1997 (in consideration of the annual limitations) are $17,670 and $450, respectively. In each fiscal year subsequent to 1997, an additional $421 and $2,702, respectively, will become available for utilization through 2004.

     Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax asset. Accordingly, no deferred taxes have been recorded for the years ended December 31, 1993, 1994 and 1995 and for the seven months ended July 31, 1996.

     The tax provisions reflected in the accompanying supplemental consolidated financial statements is due primarily to federal alternative minimum taxes and state income taxes.

11.  RESTRUCTURING EXPENSES

     During the seven months ended July 31, 1996, VTEL finalized its plan to realign its resources into Customer Business Units ("CBU"). The realignment of resources resulted in VTEL recording a charge during the seven months ended July 31, 1996 of approximately $553 related to restructuring costs that VTEL expected to incur in adjusting its business operations and resources such that VTEL would be able to effectively implement its CBU model. These restructuring charges primarily represent the costs associated with the elimination of positions which do not support the CBU strategy.

12.  COMMITMENTS AND CONTINGENCIES

     Lease Commitments

     VTEL leases furniture and equipment, manufacturing facilities and office space under noncancelable leases which expire at various dates through 2005. Certain leases obligate VTEL to pay property taxes, maintenance and repair costs.

     During the year ended December 31, 1993, VTEL entered into a sale and leaseback agreement in which VTEL sold furniture and equipment with an aggregate net book value of $1,778 for $2,049 and leased such assets back under a 37 month operating lease. VTEL has deferred the excess of the cash received over the aggregate net book value of the assets sold and leased back and recognizes such amount over the term of the lease. VTEL is required to make monthly lease payments of $57 over the lease term.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

     Future minimum lease payments under all operating leases as of July 31, 1996 were as follows:

               Fiscal years ending:
                    1997                $ 5,200
                    1998                  4,116
                    1999                  2,816
                    2000                  2,581
                    2001                  2,458
               Thereafter                 3,693
                                        -------
                                        $20,864
                                        =======

     Total rent expense under all operating leases for the years ended December 31, 1993, 1994 and 1995 and for the seven months ended July 31, 1996 was $4,213, $5,452, $6,188 and $4,713, respectively.

     Contingencies

     VTEL expects to incur a charge in the quarter ending July 31, 1997, currently estimated to be in range of $25 to $30 million, to reflect the combination of the two companies, including the elimination of duplicate facilities, severance costs relating to employee terminations, the write-off of certain intangibles, property and equipment, receivables and inventories, discharge and accruals of contingent liabilities and payment of transaction costs.

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

13.  GEOGRAPHIC INFORMATION

     The Company operates in one industry. Transfers between geographic areas recorded at cost plus a markup. Information about the Company's operations in different geographic areas is as follows (in thousands):

                                                               December 31, 1993
                                              United States      Europe   Eliminations  Consolidated
                                              -------------     --------  ------------  ------------

     Sales to unaffiliated customers          $     123,142     $  3,405  $         -   $    126,547
     Transfer between geographic areas                2,443            -       (2,443)             -
                                              -------------     --------  -----------   ------------
     Total sales                              $     125,585     $  3,405  $    (2,443)       126,547
                                              =============     ========  ===========   ============
     Net loss from continuing operations      $     (20,177)    $ (1,304) $       (37)       (21,518)
                                              =============     ========  ===========   ============
     Net loss                                 $     (11,476)    $ (1,304)         (37)       (12,817)
                                              =============     ========  ===========   ============
     Identifiable assets                      $     167,945     $  2,524  $         -   $    170,469
                                              =============     ========  ===========   ============


                                                               December 31, 1994
                                              United States      Europe   Eliminations  Consolidated
                                              -------------     --------  ------------  ------------

     Sales to unaffiliated customers          $     165,459     $  3,730  $         -   $    169,189
     Transfer between geographic areas                3,683            -       (3,683)             -
                                              -------------     --------  -----------   ------------
     Total sales                              $     169,142     $  3,730  $    (3,683)  $    169,189
                                              =============     ========  ===========   ============
     Net loss from continuing operations      $      (2,767)    $ (1,537) $      (472)  $     (4,776)
                                              =============     ========  ===========   ============
     Net income (loss)                        $       2,178     $ (1,537) $      (472)           169
                                              =============     ========  ===========   ============
     Identifiable assets                      $     174,929     $  3,157  $         -   $    178,086
                                              =============     ========  ===========   ============


                                                               December 31, 1995
                                              United States      Europe  Eliminations   Consolidated
                                              -------------     -------- ------------   ------------

     Sales to unaffiliated customers          $     184,471     $  6,603  $         -   $    191,074
     Transfer between geographic areas                3,475            -       (3,475)             -
                                              -------------     --------  -----------   ------------
     Total sales                              $     187,946     $  6,603  $    (3,475)  $    191,074
                                              =============     ========  ============  ============
     Net loss from continuing operations      $     (16,912)    $   (520) $       131   $    (17,301)
                                              =============     ========  ===========   ============
     Net loss                                 $     (53,454)    $   (520) $       131   $    (53,843)
                                              =============     ========  ===========   ============
     Identifiable assets                      $     219,616     $  3,445  $         -   $    223,061
                                              =============     ========  ===========   ============

VTEL CORPORATION
Notes to Supplemental Consolidated Financial Statements
(dollars in thousands, except per share amounts)
- --------------------------------------------------------------------------------

                                                                    July 31, 1996
                                              United States     Europe     Eliminations   Consolidated
                                              -------------   -----------  ------------   ------------

     Sales to unaffiliated customers          $      93,728   $     3,234  $          -   $     96,962
     Transfer between geographic areas                2,383             -        (2,383)             -
                                              -------------   -----------  ------------   ------------
     Total sales                              $      96,111   $     3,234  $     (2,383)        96,962
                                              =============   ===========  ============   ============
     Net loss                                 $     (16,721)  $    (1,834) $         48        (18,507)
                                              =============   ===========  ============   ============
     Identifiable assets                      $     179,799   $     3,131  $     (7,838)  $    175,092
                                              =============   ===========  ============   ============


================================================================================
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----

Available Information..................................................
Documents Incorporated by Reference....................................
Prospectus Summary.....................................................
Risk Factors...........................................................
The Company............................................................
Management's Discussion and Analysis of Results of Operations
 and Financial Condition...............................................
Plan of Distribution; Selling Stockholders.............................
Legal Matters..........................................................
Experts................................................................
Index to Financial Statements..........................................

================================================================================

================================================================================

                               2,879,829 SHARES






                               VTEL CORPORATION


                                 COMMON STOCK




                               _________________

                                  PROSPECTUS
                               _________________





                              SEPTEMBER __, 1997

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table indicates the expenses to be incurred by the Company in connection with the issuance and distribution of the securities described in this registration statement, other than underwriting discounts and commissions.

  Securities and Exchange Commission Registration Fee.    $  6,217.82
  Accounting Fees and Expenses........................      67,500.00*
  Legal Fees and Expenses.............................      15,000.00*
  Fees of Transfer Agent and Registrar................       1,000.00*
  Printing and Engraving Fees and Expenses............      10,000.00*
  Miscellaneous.......................................       5,282.18*

     TOTAL............................................    $105,000.00*
                                                          ===========

*Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article Ninth of VTEL's Fourth Amended and Restated Certificate of Incorporation, as amended, provides for the indemnification of directors, officers and other authorized representatives of VTEL to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding, whether civil criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Article Ninth of VTEL's Fourth Amended and Restated Certificate of Incorporation, as amended, permits it to purchase insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not VTEL would have the power to indemnify him against such liability under the foregoing provision of the Certificate of Incorporation.

     The registration rights agreements among the Company and the Selling Stockholders provide for reciprocal indemnification between the Company and the Selling Stockholders against certain liabilities in connection with this Offering, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a)       Exhibits

      4.1  --   Specimen Certificate for the Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 33-4876, as amended).

      4.2  --   Rights Agreement dated as of July 10, 1996 between VTEL
                Corporation and First National Bank of Boston, which includes the form of Certificate of Designations for Designating Series A
                Preferred Stock, $.01 par value, the form of Rights Certificate, and the Summary of Rights to Purchase Series A Preferred Stock
                (incorporated by reference to Exhibit 4.1 to the Company's
                Current Report on Form 8-K dated July 10, 1996).

*     4.3  --   Registration Rights Agreement, dated as of May 20, 1997, by and among VTEL Corporation, Infinity Investors Limited and Seacrest
                Capital Limited.

*     4.4  --   Agreement dated as of May 19, 1997 between VTEL Corporation and
                Intel Corporation.

      4.5  --   Investor Rights Agreement, dated October 25, 1993 between Intel
                Corporation and VTEL (incorporated by reference to Exhibit 4.1 to VTEL's Quarterly Report on Form 10-Q for the period ended
                September 30, 1993).

*     4.6  --   Company Affiliate Agreement dated January 6, 1997 among VTEL,
                CLI, Seacrest Capital Limited and Infinity Investors Limited.

*     5.1  --   Opinion of Jenkens & Gilchrist, a Professional Corporation,
                regarding legality of shares being registered.

*    23.1  --   Consent of Price Waterhouse LLP.

*    23.2  --   Consent of KPMG Peat Marwick LLP.

*    23.3  --   Consent of Jenkens & Gilchrist, A Professional Corporation (to
                be included in Exhibit 5.1 hereof).

*    24.1  --   Power of Attorney (included on Page II-4 hereto).

- --------------------
*    Filed herewith

     (b)  Financial Statement Schedules:

          Not Applicable.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, thereunto duly authorized, in the City of Austin, and the State of Texas, the 8th day of September, 1997.

                                    VTEL Corporation
                                    (Registrant)



                                    By:  /s/ RODNEY S. BOND
                                         -------------------------------------
                                         Rodney S. Bond
                                         Vice President - Finance

                               POWER OF ATTORNEY

     Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Rodney S. Bond, his true and lawful attorney-in-fact and agent, with full power and substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signature                 Title                              Date
       ---------                 -----                              ----

/s/ F.H. MOELLER         Chairman of the Board and Chief       September 8, 1997
- ------------------------  Executive Officer
F.H. ("Dick") Moeller

/s/ JERRY S. BENSON, JR. President and Chief Operating Officer September 8, 1997
- ------------------------
Jerry S. Benson, Jr.

/s/ RODNEY S. BOND       Chief Financial Officer, Vice         September 8, 1997
- ------------------------  President Finance, Treasurer, and
Rodney S. Bond            Secretary

/s/ MAX D. HOPPER        Director                              September 8, 1997
- ------------------------
Max D. Hopper

/s/ JOHN V. JAGGERS      Director                              September 8, 1997
- ------------------------
John V. Jaggers

/s/ ERIC L. JONES        Director                              September 8, 1997
- ------------------------
Eric L. Jones

/s/ GORDON H. MATTHEWS Director                                September 8, 1997
- ----------------------
Gordon H. Matthews

/s/ ARTHUR G. ANDERSON Director                                September 8, 1997
- ----------------------
Arthur G. Anderson

/s/ T. GARY TRIMM      Director                                September 8, 1997
- ---------------------
T. Gary Trimm

                                 EXHIBIT INDEX

      4.1  --   Specimen Certificate for the Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement
                on Form S-1, File No. 33-4876, as amended).
      4.2  --   Rights Agreement dated as of July 10, 1996 between VTEL
                Corporation and First National Bank of Boston, which includes the form of Certificate of Designations for Designating Series A
                Preferred Stock, $.01 par value, the form of Rights Certificate, and the Summary of Rights to Purchase Series A Preferred Stock
                (incorporated by reference to Exhibit 4.1 to the Company's
                Current Report on Form 8-K dated July 10, 1996).
*     4.3  --   Registration Rights Agreement, dated as of May 20, 1997, by and among VTEL Corporation, Infinity Investors Limited and Seacrest
                Capital Limited.
*     4.4  --   Agreement dated as of May 19, 1997 between VTEL Corporation and
                Intel Corporation.
      4.5  --   Investor Rights Agreement, dated October 25, 1993 between Intel
                Corporation and VTEL (incorporated by reference to Exhibit 4.1 to VTEL's Quarterly Report on Form 10-Q for the period ended
                September 30, 1993.
*     4.6  --   Company Affiliate Agreement dated January 6, 1997 among VTEL,
                CLI, Seacrest Capital Limited and Infinity Investors Limited.
*     5.1  --   Opinion of Jenkens & Gilchrist, a Professional Corporation,
                regarding legality of shares being registered.
*    23.1  --   Consent of Price Waterhouse LLP.
*    23.2  --   Consent of KPMG Peat Marwick LLP.
*    23.3  --   Consent of Jenkens & Gilchrist, A Professional Corporation (to
                be included in Exhibit 5.1 hereof).
*    24.1  --   Power of Attorney (included on Page II-4 hereto).

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*    Filed herewith

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